SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                     FORM 10

                                GENERAL FORM FOR

                           REGISTRATION OF SECURITIES

 Pursuant to Section 12 (b) or 12 (g) of the Securities Exchange Act of 1934

                            WEST BANCORPORATION, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           IOWA                                      42 - 1230603
---------------------------               ------------------------------------
  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

1601 22nd STREET, WEST DES MOINES, IOWA                     50266
-------------------------------------------------------------------------------
    (Address of principal executive offices)             (Zip Code)

                                 (515) 222-2300


               (Registrant's telephone number, including area code)

    Securities to be registered pursuant to Section 12 (b) of the Act: NONE

   Securities  to  be   registered   pursuant  to Section 12 (g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                           --------------------------

                               (Title of Class)

                               TABLE OF CONTENTS
                                                                        Page
                                                                        ----


ITEM 1.      BUSINESS

ITEM 2.      FINANCIAL INFORMATION

ITEM 3.      PROPERTIES

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
             MANAGEMENT

ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.      EXECUTIVE COMPENSATION

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.      LEGAL PROCEEDINGS

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

ITEM 10.     RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.     DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15.     FINANCIAL STATEMENTS AND EXHIBITS

                            WEST BANCORPORATION, INC.

                         FORM 10 REGISTRATION STATEMENT

ITEM 1. BUSINESS

GENERAL

West Bancorporation, Inc. (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100 percent of the stock of one state banking subsidiary, as described below. All of the Company's operations are conducted in the State of Iowa and primarily within the Des Moines, Iowa metropolitan area. The Company does not engage in any material business activities apart from its ownership of its banking subsidiary. The principal executive offices of the Company are located at 1601 22nd Street, West Des Moines, Iowa 50266 and its telephone number is (515) 222-2300.

The Company was organized and incorporated on May 22, 1984 under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, West Des Moines State Bank ("West Bank" or the "Bank") located in West Des Moines, Iowa.

The principal sources of Company revenue are from West Bank: (1) interest and fees earned on loans made; (2) service charges on deposit accounts; (3) interest on fixed income securities and (4) trust fees.

West Bank's lending activities consist primarily of short-term and medium-term commercial and real estate loans, business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and conventional and secondary market mortgage loan origination. West Bank also offers a variety of demand, savings and time deposits, merchant credit card processing, safe deposit boxes, wire transfers, debit cards, direct deposit of payroll and social security checks and automated teller machine access, trust services and correspondent bank services.

BANKING SUBSIDIARY

West Des Moines State Bank, West Des Moines, Iowa. West Bank is a state chartered commercial bank insured by the Federal Deposit Insurance Corporation ("FDIC"). It was organized in 1893 as First Valley Junction Savings Bank. The name was changed to West Des Moines State Bank in 1938. The bank became a wholly owned subsidiary of the Company in 1984 through a bank holding company organization whereby the bank's controlling interest was transferred to West Bancorporation, Inc. West Bank provides full-service banking to businesses and residents primarily in the Des Moines metropolitan area as well as correspondent services to banking organizations primarily located in Iowa. It provides a variety of products and services designed to meet the needs of the market it serves. It has an experienced staff of bank officers who have spent the majority of their banking careers with West Bank and local financial service organizations and who emphasize long-term customer relationships. West Bank conducts business out of eight full-service offices all located within the Des Moines metropolitan area.

As of December 31, 2001, West Bank had capital of $ 78,932,712 and 110 full-time equivalent employees. Full-time equivalents represent the number of people a business would employ if all of its employees were employed on a full-time basis. It is calculated by dividing the total number of hours worked by all full and part-time employees by the number of hours a full-time individual would work for a given period of time. West Bank had net income of $15,753,812 in 2001, $14,422,235 in 2000 and $15,001,489 in 1999. Total assets as of December 31,
2001,  2000  and  1999  were   $815,970,242,   $827,876,370  and   $775,717,987,
respectively.

BUSINESS STRATEGY AND OPERATIONS

The Company is a bank holding company serving primarily the Des Moines metropolitan area. The business strategy is to emphasize strong personal and business relationships to provide products and services that meet the needs of its customers. The Company seeks to maintain a strong return on equity and net income. To accomplish these goals, West Bank focuses on small to medium size businesses that traditionally wish to develop an exclusive relationship with a single bank. West Bank has the size to give the personal attention required by business owners, in addition to the credit expertise to help businesses meet their goals. The Company emphasizes strong cost controls while striving to achieve return on equity and net income goals.

West Bank offers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts, money market accounts and time certificates of deposit. One major goal in developing the Bank's product mix is to keep the product offerings as simple as possible, both in terms of the number of products and the features and benefits of the individual services. The transaction accounts and time certificates are tailored to the marketplace at competitive rates. In addition, retirement accounts such as Individual Retirement Accounts are available. The FDIC insures all deposit accounts up to the maximum amount. The Bank solicits these accounts from small-to-medium sized businesses and from individuals who live and/or work within its market area. Occasionally, one particular customer may have balances in short-term deposits that represent approximately 20% of the Bank's total deposits. Those funds are specifically invested in short-term liquid investments. The Company does not believe that the loss of deposits of any one customer or of a few customers would have an adverse effect on the Bank's operation or erode its core deposit base.

Loans are provided to creditworthy borrowers regardless of their race, color, national origin, religion, sex, age, marital status, disability, receipt of public assistance or any other basis prohibited by law. West Bank intends to fulfill this commitment while maintaining prudent credit standards. In the course of fulfilling this obligation to meet the credit needs of the marketplace it serves, West Bank will give consideration to each credit application regardless of the fact that the applicant may reside in a low to moderate income neighborhood, and without regard to the geographic location of the residence, property or business within the market area.

The Bank provides quality financial products and services such as telephone and internet banking and trust services that meet the banking needs of its customers and its market place. The loan programs and acceptance of certain loans may vary from time-to-time depending on the funds available and regulations governing the banking industry. West Bank offers all basic types of credit to its marketplace including commercial, real estate and consumer loans. The types of loans within these categories are as follows:

Commercial Loans. Commercial loans are typically made to sole proprietors, partnerships, corporations and other business entities such as municipalities and individuals where the loan is to be used primarily for business purposes. These loans are typically secured by assets owned by the borrower and often involve personal guarantees given by the owners of the business. The types of loans that West Bank offers include financing guaranteed under Small Business Administration programs, operating and working capital loans, loans to finance equipment and other capital purchases, commercial real estate loans, business lines of credit, term loans, loans to professionals, and letters of credit.

Consumer Loans. Consumer loans are typically available to finance home improvements and consumer purchases, such as automobiles, household furnishings, boats and education. These loans are made on both a secured and an unsecured basis. The types of loans that West Bank offers include automobiles and trucks, boats and recreational vehicles, personal loans and lines of credit, home equity lines of credit, home improvement and rehabilitation loans, credit card services and residential real estate loans.

Other types of credit programs, such as loans to nonprofit organizations and to public entities for community development, also are available.

West Bank offers trust services typically found in a commercial bank with trust powers, including the administration of estates, conservatorships, personal and corporate trusts and agency accounts.

West Bank earns fees on a limited basis from the origination of residential mortgages that are sold in the secondary real estate market without retaining the mortgage servicing rights.

West Bank offers traditional banking services, such as safe deposit boxes, wire transfers, direct deposit of payroll and social security checks, automated teller machine access and automatic drafts (ACH) for various accounts.

West Bank offers correspondent bank services to community banks located primarily in Iowa. These services include the buying and selling of federal funds as well as purchases and sales of loan participations.

CREDIT MANAGEMENT

The Company strives to achieve sound credit risk management. In order to achieve this, the Company has established uniform credit policies and underwriting criteria for West Bank's loan portfolio. The Bank diversifies the types of loans offered and is subject to regular credit examinations by regulators, annual external loan audits and an internal annual review of large loans. The Company attempts to identify potential problem loans early, charge off loans promptly and maintain an adequate allowance for loan losses. The Bank has established credit guidelines for the lending activities that include guidelines relating to the more commonly requested loan types, as follows:

Commercial Real Estate Loans - Commercial real estate loans are normally based on loan to appraisal value ratios of not more than 75 percent and secured by a first priority lien position. Loans are typically subject to interest rate adjustments no less frequently than 5 years from origination. Fully amortized monthly repayment terms normally do not exceed twenty years. Projections and cash flows that show ability to service debt within the amortization period are required. Property and casualty insurance is required to protect the Banks' collateral interests. A major risk factor for commercial real estate loans, as well as the other loan types described below is the geographic concentration in the Des Moines metropolitan area. Loans are generally guaranteed by the principal(s).

Commercial Operating Lines - These loans are made to businesses with normal terms up to twelve months. The credit needs are generally seasonal with the source of repayment coming from the entity's normal business cycle. Cash flow reviews are completed to establish the ability to service the debt within the terms of the loan. A first priority lien on the general assets of the business normally secures these types of loans. Loan to value limits vary and are dependent upon the nature and type of the underlying collateral and the financial strength of the borrower. Loans are generally guaranteed by the principal(s).

Commercial Term Loans - These loans are made to businesses to finance equipment and other capital expenditures. Terms are generally the lesser of five years or the useful life of the asset. Term loans are normally secured by the asset being financed and are often additionally secured with the general assets of the business. Loan to value is generally a maximum of 75 percent of the cost or value of the assets. Loans are normally guaranteed by the principal(s).

Construction Loans - Construction loans on commercial real estate are normally based on a loan to appraisal value ratio of not more than 75 percent and secured by a first priority lien position. Loan payments are typically interest only during the term of the construction period. The interest rate is usually variable, based on the prime rate. Loans are normally guaranteed by the principal(s). Residential construction loans are generally for a term not to exceed one year, based on a loan to appraisal value ratio of not more than 80% and secured by a first priority lien position. Interest is normally paid monthly or quarterly based on a variable rate tied to prime.

Residential First Mortgage Loans - Proceeds of these loans are used to buy or refinance the purchase of residential real estate with the loan secured by a first lien on the real estate. Most of the residential mortgage loans originated by the Bank during the past year (including servicing rights) have been sold in the secondary mortgage market due to the higher interest rate risk inherent in the 15 and 30 year fixed rate terms consumers prefer. Loans that are originated and not sold in the secondary market generally have higher interest rates and have rate adjustment periods normally no longer that seven years. The maximum amortization of first mortgage residential real estate loans is 30 years. The loan-to-value ratios do not exceed 80 percent. Property insurance is required on all loans to protect the Banks' collateral position.

Home Equity Term Loans - These loans are normally for the purpose of home improvement or other consumer purposes and are secured by a junior mortgage on residential real estate. Loan-to-value ratios normally do not exceed 90 percent of market value.

Home Equity Lines of Credit - The Bank offers a home equity line of credit with a maximum term of 60 months. These loans are secured by a junior mortgage on the residential real estate and normally do not exceed a loan-to-value ratio of 90 percent with the interest adjusted quarterly.

Consumer Loans - Consumer loans are normally made to consumers under the following guidelines: automobiles - loans on new and used automobiles generally will not exceed 80 and 75 percent of the value, respectively; recreational vehicles and boats - 75 percent of value; mobile home loans have a maximum term of 180 months with the loan-to-value ratio generally not exceeding 80 percent. Each of these loans is secured by a first priority lien on the assets and requires insurance to protect the Banks' collateral position. The term for unsecured loans generally does not exceed 24 months.

EMPLOYEES

At December 31, 2001, the Bank had a total of 110 full-time equivalent employees and the Company had one employee. Employees are provided with a comprehensive program of benefits, including comprehensive medical and dental plans, long-term disability coverage, and a profit sharing plan with a 401(k) feature. Management considers its relations with employees to be satisfactory. Unions represent none of the employees.

MARKET AREA

The Company operates one commercial bank with eight locations throughout the Des Moines, Iowa metropolitan area.

West Bank's main location is located in West Des Moines, Iowa, one of the fastest growing communities in Iowa. The population of the Des Moines metropolitan area is approximately 456,000. Des Moines is the capitol of Iowa. Major employers are the State of Iowa, Principal Life Insurance Company, Pioneer Hi-Bred International, Inc., Central Iowa Hospital Corporation, Mercy Hospital Medical Center, Hy-Vee Food Stores, Inc., and the Des Moines School District. West Bank's primary business includes providing business and retail banking services and lending.

COMPETITION

The geographic market area served by West Bank is highly competitive with respect to both loans and deposits. The Bank competes principally with other commercial banks, savings and loans associations, credit unions, mortgage companies, finance divisions of auto companies, and other service providers. Some of these competitors are local, while others are statewide or nationwide. The major commercial bank competitors include Bankers Trust Company, NA, a local banking organization; regional banks: Union Planters Bank, NA and Commercial Federal Bank; and several nationwide banks: Wells Fargo Bank, Bank of America and U.S. Bank, NA. Among the advantages such larger banks have are their ability to finance extensive advertising campaigns and to allocate their investment assets to geographic regions of higher yield and demand. Such banks offer certain services, which are not offered directly by West Bank, but that may be offered through correspondent banking institutions. These larger banking organizations have much higher legal lending limits than West Bank and thus are better able to finance large regional, national and global commercial customers.

In order to compete with the other financial institutions in its primary trade area, West Bank uses, to the fullest extent possible, the flexibility that is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity and personal contacts by the Bank's officers, directors and employees. In particular, the Bank competes for deposits principally by offering depositors a variety of deposit programs, convenient office locations, hours and other services. West Bank competes for loans primarily by offering competitive interest rates, experienced lending personnel with local decision-making authority and quality products and services.

As of June 30, 2001, there were 28 other banks and savings and loan associations within Polk County, Iowa, where the bank's offices are located. West Bank ranked 5th based on total deposits of all offices in Polk County. For the entire state, West Bank ranks 7th in terms of deposit size.

The Bank also competes with the financial markets for funds. Yields on corporate and government debt securities and commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for funds with money market instruments and similar investment vehicles offered by competitors including brokerage firms, insurance companies, credit card issuers and retailers such as Sears. Money market funds offered by these types of organizations have provided substantial competition for deposits. This trend will likely continue in the future.

The Company anticipates bank competition will continue to change significantly over the next several years as more banks, including the major regionals and nationals, continue to consolidate. The larger financial institutions will continue to consolidate their branch systems by providing incentives to their customers to use electronic banking instead of brick and mortar branches. Credit unions, because of their income tax advantage, will continue to show substantial growth.

SUPERVISION AND REGULATION

The following discussion generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries and therefore do not purport to be complete and are qualified in their entirety by reference to those statutes and regulations. In addition, due to the numerous statutes and regulations that apply to and regulate the operation of the banking industry, many are not referenced below.

The Company and West Bank are subject to extensive federal and state regulation and supervision. Regulation and supervision of financial institutions is primarily intended to protect depositors and the FDIC rather than shareholders of the Company. The laws and regulations affecting banks and bank holding companies have changed significantly over recent years, particularly with the passage of the Financial Services Modernization Act. There is reason to expect that similar changes will continue in the future. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Company. The Company is unable to predict the nature or the extent of the effects on its business and earnings that any fiscal or monetary policies or new federal or state legislation may have in the future.

The Company

The Company is a bank holding company by virtue of its ownership of West Bank, and is registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Company is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), which subjects the Company and the Bank to supervision and examination by the Federal Reserve. Under the BHCA, the Company files with the Federal Reserve quarterly and annual reports of its operations and such additional information as the Federal Reserve may require.

Source of Strength to the Bank. The Federal Reserve takes the position that a bank holding company is required to serve as a source of financial strength to its subsidiary bank and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve's position that in serving as a source of strength to its subsidiary bank, a bank holding company should use available resources to provide adequate capital funds to its subsidiary bank during periods of financial stress or adversity. It should also maintain the financial flexibility and capital raising capacity to obtain additional resources for providing assistance to its subsidiary bank. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary bank will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both.

Federal Reserve Approval. Bank holding companies must obtain the approval of the Federal Reserve before they: (1) acquire direct or indirect ownership or control of any voting stock of any bank if, after such acquisition, they would own or control, directly or indirectly, more than 5 percent of the voting stock of such bank; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of any additional banks.

Non-Banking Activities. With certain exceptions, the BHCA also prohibits bank holding companies from acquiring direct or indirect ownership or control of voting stock in any company other than a bank or bank holding company unless the Federal Reserve finds the company's business to be incidental to the business of banking. When making this determination, the Federal Reserve in part considers whether allowing a bank holding company to engage in those activities would offer advantages to the public that would outweigh possible adverse effects. A bank holding company may engage in permissible non-banking activities on a de novo basis, if the holding company meets certain criteria and notifies the Federal Reserve within ten (10) business days after the activity has commenced.

Under the Financial Services Modernization Act, eligible bank holding companies may elect (with the approval of the Federal Reserve) to become a "financial holding company". Financial holding companies are permitted to engage in certain financial activities through affiliates that had previously been prohibited activities for bank holding companies. Such financial activities include securities and insurance underwriting and merchant banking. At this time, the Company has not elected to become a financial holding company, but may choose to do so at some time in the future.

Control Transactions. The Change in Bank Control Act of 1978, as amended, requires a person or group of persons acquiring "control" of a bank holding company to provide the Federal Reserve with at least 60 days prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve has 60 days to issue a notice disapproving the proposed acquisition, but the Federal Reserve may extend this time period for up to another 30 days. An acquisition may be completed before the disapproval period expires if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10 percent or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, would constitute the acquisition of control. In addition, any "company" would be required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25 percent (or 5 percent if the "company" is a bank holding company) or more of the outstanding shares of the Company, or otherwise obtain control over the Company.

Affiliate Transactions. The Company and West Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act: (1) limits the extent to which the financial institution or its subsidiaries may engage in "covered transactions" with an affiliate; and (2) requires all transactions with an affiliate, whether or not "covered transactions", to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions.

State Law on Acquisitions. Iowa law permits bank holding companies to make acquisitions throughout the state. However, Iowa currently has a deposit concentration limit of 15 percent on the amount of deposits in the state that any one banking organization can control and continue to acquire banks or bank deposits (by acquisitions), which applies to all depository institutions doing business in Iowa.

Banking Subsidiaries

Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital adequacy requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and dealings with affiliated persons.

West Bank is a state bank subject to primary federal regulation and supervision by the Federal Deposit Insurance Corporation (the "FDIC") and the Iowa Division of Banking. The federal laws that apply to the bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing the bank generally have been promulgated to protect depositors and the deposit insurance fund of the FDIC and not to protect stockholders of such institutions or their holding companies.

The FDIC has authority to prohibit banks under their supervision from engaging in what it considers to be an unsafe and unsound practice in conducting their business. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal banking regulators to adopt regulations or guidelines in a number of areas to ensure bank safety and soundness, including internal controls, credit underwriting, asset growth, earnings, management compensation and ratios of classified assets to capital. FDICIA also contains provisions which are intended to change independent auditing requirements, restrict the activities of state-chartered insured banks, amend various consumer banking laws, limit the ability of "undercapitalized banks" to borrow from the Federal Reserve's discount window, require regulators to perform periodic on-site bank examinations and set standards for real estate lending.

Borrowing Limitations. West Bank is subject to limitations on the aggregate amount of loans that it can make to any one borrower, including related entities. Subject to numerous exceptions based on the type of loans and collateral, applicable statutes and regulations generally limit loans to one borrower of 15 percent of total equity and reserves. West Bank is in compliance with applicable loans to one borrower requirements.

FDIC Insurance. Generally, customer deposit accounts in banks are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system under which depository institutions contribute funds to the FDIC insurance fund based on their risk classification. The FDIC may terminate the deposit insurance of any insured depository institution if it determines after an administrative hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law.

Capital Adequacy Requirements. The Federal Reserve, the FDIC and the Office of the Comptroller of the Currency ("OCC") (collectively, the "Agencies") have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. Failure to achieve and maintain adequate capital levels may give rise to supervisory action through the issuance of a capital directive to ensure the maintenance of required capital levels. West Bank is in compliance with applicable regulatory capital level requirements.

The current guidelines require all federal regulated banks to maintain a minimum risk-based total capital ratio equal to 8 percent, of which at least 4 percent must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term preferred stock, 20 percent of unrealized gain of equity securities and general reserve for loan and lease losses up to 1.25 percent of risk weighted assets. West Bank has not received any notice indicating that it will be subject to higher capital requirements.

Under these guidelines, bank's assets are given risk weights of 0 percent, 20 percent, 50 percent or 100 percent. Most loans are assigned to the 100 percent risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans (both carry a 50 percent rating). Most investment securities are assigned to the 20 percent category, except for municipal or state revenue bonds (which have a 50 percent rating) and direct obligations of or obligations guaranteed by the United States Treasury or United States Government Agencies (which have a 0 percent rating).

The Agencies have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk based guidelines. The principal objective of the leverage ratio is to limit the maximum degree to which a bank may leverage its equity capital base. The minimum required leverage ratio for top rated institutions is 3 percent, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points. Any institution operating at or near the 3 percent level is expected to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institution experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Prompt Corrective Action. Regulations adopted by the Agencies impose even more stringent capital requirements. The FDIC and other Agencies must take certain "prompt corrective action" when a bank fails to meet capital requirements. The regulations establish and define five capital levels: (1) "well-capitalized",
(2) "adequately capitalized", (3) "undercapitalized", (4) "significantly undercapitalized" and (5) "critically undercapitalized". Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of being "adequately capitalized". Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of the date of this Registration Statement, neither the Company or West Bank was subject to any regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. Furthermore, as of that same date, West Bank was categorized as "well capitalized" under regulatory prompt corrective action provisions.

Restrictions on Dividends. Dividends paid to the Company by West Bank are the major source of Company cash flow. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements that provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

West Bank, as a state chartered bank, is restricted under Iowa law to paying dividends only out of its undivided profits. Additionally, the payment of dividends by West Bank is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and West Bank is generally prohibited from paying any dividends if, following payment thereof, the bank would be undercapitalized. As of December 31, 2001, approximately $ 25,000,000 was available to be paid as dividends by West Bank to the Company without prior regulatory approval.

Reserves Against Deposits. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts (primarily checking accounts) and non-personal time deposits. Generally reserves of 3 percent must be maintained against total transaction accounts of $42,800,000 or less (subject to an exemption not in excess of the first $5,500,000 of transaction accounts). A reserve of $1,119,000 plus 10 percent of amounts in excess of $42,800,000 must be maintained in the event total transaction accounts exceed $42,800,000. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy applicable liquidity requirements. Because required reserves must be maintained in the form of vault cash or a non-interest bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the earning assets of West Bank.

Bank Offices. Iowa law regulates the establishment of bank offices and thus may affect the Company's future plans to establish additional offices of West Bank. Pursuant to amendments to Iowa law effective February 21, 2001, current Iowa law permits a state bank to establish up to three (3) offices anywhere in the state. Until July 1, 2004, in addition to the three offices which may be established anywhere in the state, a bank may only establish a bank office inside the boundaries of the county in which the principal place of business of the state bank is located and those counties contiguous to or cornering upon such county. The number of offices a state bank may establish in a particular municipality or urban complex may also be limited depending upon the population. Effective July 1, 2004, the geographical restrictions on bank office locations will be repealed. Finally, until July 1, 2004, Iowa law restricts the ability of a bank to establish a de novo office within the limits of a municipal corporation where there is an already established state or national bank or bank office.

Regulatory Developments

In 1999,  the  Financial  Services  Modernization  Act was  enacted  which:  (1)
repealed historical restrictions on preventing banks from affiliating with securities firms; (2) broadens the activities that may be conducted by bank subsidiaries of holding companies; and (3) provides an enhanced framework for protecting the privacy of consumers' information. In addition, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, as long as such company meets regulatory requirements. To the extent that this legislation permits banks to affiliate with financial services companies, the banking industry may experience further consolidation, although the impact of this legislation on the Company and West Bank is unclear at this time.

Regulatory Enforcement Authority

The enforcement powers available to federal and state banking regulators are substantial and include, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, enforcement actions must be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions, or inactions, may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Applicable law also requires public disclosure on final enforcement actions by the federal banking agencies.

National Monetary Policies

In addition to being affected by general economic conditions, the earnings and growth of West Bank are affected by the regulatory authorities' policies, including the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply, credit conditions and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government securities, changes in reserve requirements against bank deposits and the Federal Reserve Discount Rate, which is the rate charged banks borrowing from the Federal Reserve Bank. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

The monetary policies of the Federal Reserve have had a material impact on the operating results of commercial banks in the past and are expected to do so in the future. Also important in terms of effect on banks are controls on interest rates paid by banks on deposits and types of deposits that may be offered by banks. The Depository Institutions Deregulation Committee, created by Congress in 1980, phased out ceilings on the rate of interest that may be paid on deposits by commercial banks and savings and loan associations, with the result that the differentials between the maximum rates banks and savings and loans can pay on deposit accounts have been eliminated. The effect of deregulation of deposit interest rates has been to increase banks' cost of funds and to make banks more sensitive to fluctuations in market rates.

ITEM 2.  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following financial data of the Company for the five years ended December 31, 2001 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Registration Statement.

(dollars in thousands, except per share amounts)


                                                               Years Ended December 31
----------------------------------------------------------------------------------------------------------
                                              2001         2000          1999         1998          1997
----------------------------------------------------------------------------------------------------------
Operating Results
-----------------
Interest income .....................    $    54,614  $    61,199    $   52,192 $     45,848    $   39,631
Interest expense ....................         24,952       33,639        23,820       20,844        16,681
                                     ---------------------------------------------------------------------
Net interest income .................         29,662       27,560        28,372       25,004        22,950
Provision for loan losses ...........          1,063        1,190           290          420           340
                                     ---------------------------------------------------------------------
Net interest income after provision
 for loan losses                              28,599       26,370        28,082       24,584        22,610
                                     ---------------------------------------------------------------------
Noninterest income ..................          6,314        5,678         4,852        4,502         3,915
Noninterest expense .................         10,480        9,596         9,515        8,802         8,314
                                     ---------------------------------------------------------------------
Income before income taxes ..........         24,433       22,452        23,419       20,284        18,211
Income taxes ........................          8,697        8,036         8,466        6,834         6,200
                                     ---------------------------------------------------------------------
Net income ..........................    $    15,736  $    14,416   $    14,953  $    13,450   $    12,011
                                     =====================================================================

Dividends and Per Share Data
----------------------------
Cash dividends ......................    $     9,636  $     9,315   $     8,566  $     7,923   $     7,495
Cash dividends per share ............           0.60         0.58          0.53         0.49          0.47
Basic earnings per share ............           0.98         0.90          0.93         0.84          0.75
                                     ---------------------------------------------------------------------
Average common shares outstanding ...     16,060,271   16,060,271    16,060,271   16,060,271    16,060,271
                                     =====================================================================

Year End Balances
-----------------
Total assets ........................    $   815,970  $   827,876   $   775,718  $   723,905   $   569,375
Net loans ...........................        489,158      495,884       470,036      392,838       359,029
Deposits ............................        571,730      547,283       541,962      485,604       403,107
Stockholders' equity ................         79,012       70,845        61,125       61,044        55,364
                                     =====================================================================
Equity to assets ratio ..............          9.68%        8.56%         7.88%        8.43%         9.72%
                                     =====================================================================

(dollars in thousands)

                                                                    Years Ended December 31
                                                -------------------------------------------------------------------
                                                     2001          2000          1999            1998        1997
                                                -------------------------------------------------------------------

Net income....................................   $  15,736       $ 14,416       $ 14,953       $ 13,450    $ 12,011
Average assets................................     837,798        812,411        729,090        622,685     517,716
Average stockholders' equity .................      74,977         63,872         61,033         57,161      52,703
                                                 ==================================================================
Return on assets (net income divided
by average assets)                                    1.88%          1.77%          2.05%         2.16%        2.32%
Return on equity (net income divided
by average equity)                                   20.99%         22.57%         24.50%        23.53%       22.79%
Efficiency ratio (noninterest expense
divided by noninterest income plus taxable
equivalent net interest income)                      28.23%         27.98%         27.96%        28.73%       29.59%
Dividend payout ratio (dividends per share
divided by net income per share)                     61.22%         64.44%         56.99%        58.33%       62.67%
Equity to assets ratio(average equity
divided by average assets)                            8.95%          7.86%          8.37%         9.18%       10.18%
                                                 ===================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion is provided for the consolidated operations of the Company, which includes its wholly owned banking subsidiary, West Des Moines State Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

FORWARD-LOOKING INFORMATION

This Registration Statement contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe", "expect", "anticipate", "intend", "plan" "estimate" or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include those related to the economic environment, particularly in the areas in which the Company and West Bank operates, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

RESULTS OF OPERATIONS - 2001 COMPARED TO 2000

Net Income

For the year ended December 31, 2001, the Company recorded net income of $15,736,440, an increase of 9.16 percent from net income of $14,416,442 in 2000. Higher net interest income combined with increased noninterest income more than offset an increase in noninterest expense to result in improved net income. Earnings per share were $.98 in 2001 compared to $.90 in 2000.

The Company's return on average assets (ROA) was 1.88 percent in 2001, compared to 1.77 percent in 2000. The return on average equity (ROE) was 20.99 percent, compared to 22.57 percent for the prior year.

Net Interest Income

Net interest income increased 7.63 percent to $29,661,830 for 2001 as favorable interest rate variances offset smaller unfavorable volume changes. The net interest spread, which is the difference between the yield earned on assets and the rate paid on liabilities, increased to 2.94 percent from 2.59 percent a year earlier. The average yield on earning assets decreased 102 basis points, while the average rate on interest bearing liabilities declined 137 basis points. Net interest margin, which is tax-equivalent net interest income as a percent of average earning assets, was 3.81 percent in 2001 up from 3.62 percent in 2000.

Loan Growth/Loan Quality

At December 31, 2001, total loans declined approximately $6.7 million, or 1.35 percent to $493,506,930 from $500,247,969 a year earlier. Growth came in real estate construction, land and land development, up $17.7 million. Real estate mortgages on 1-4 family residences declined $10.4 million and commercial loans were down $7.9 million. Loan quality remained good with nonperforming loans at December 31, 2001 totaling $1,274,000 or .26 percent of total loans. This compares to $1,171,000 or .23 percent of total loans at December 31, 2000. Nonperforming loans include loans on nonaccrual status, loans that have been renegotiated to below market interest rates or terms, and loans past due 90 days or more.

The allowance for loan losses, which totaled $4,239,990, represented 232.8 percent of nonaccrual loans and loans past due more than 90 days at the end of 2001, compared to 258.2 percent for 2000. The provision for loan losses totaled $1,062,500 for 2001, down slightly from $1,190,000 for 2000. The Company's net charge-offs as a percent of average loans were .21 percent for 2001, the same as 2000. Net charge-offs for 2001 were slightly lower than 2000 and represented more, but individually smaller loans. One large commercial loan accounted for the majority of the charge-offs in 2000.

The allowance for loan losses represents a reserve available to absorb probable loan losses within the loan portfolio as of December 31, 2001. The allowance is based on management's judgment after considering various factors such as the current and anticipated economic environment, historical loan loss experience, and evaluation of individual loans.

Management considered the allowance for loan losses at December 31, 2001 sufficient to absorb probable loan losses within the portfolio.

Efficiency Ratio

The Company utilizes the efficiency ratio to measure productivity. This ratio is computed by dividing noninterest expense by the sum of tax-equivalent net interest income plus noninterest income (excluding gains and losses from the sale of securities). For the year ended December 31, 2001, the Company's efficiency ratio was 28.23 percent, virtually unchanged from the prior year's ratio of 27.98 percent. This ratio for both years is significantly better than any peer group average, which is generally around 60%.

Noninterest Income

Noninterest income (excluding securities transactions) for 2001 was $6,314,056, an 11.20 percent increase over 2000.

Service charges on deposit accounts were 9.19 percent higher than the prior year. Improvement was due to an increase in fees.

Fees for trust services increased $42,438 or 8.68 percent in 2001 compared to 2000. This increase in income was due to an increase in the number of trust accounts and a slight increase in the amount of assets under management.

Other income increased 19.76 percent to $1,318,640 for 2001, primarily due to an increase in fees from the sale of real estate loans with servicing released, exchange fees and safe deposit box rental income.

Noninterest Expense

Total noninterest expense increased 9.21 percent to $10,479,907 in 2001 from $9,595,998 in 2000.

Salaries and employee benefits expense increased .32 percent in 2001 to $6,044,441 from $6,025,351 in 2000. The number of full time equivalent employees increased by one from 2000 to 2001.

Occupancy  expense for the year 2001 was  $1,225,553,  an increase of $72,108 or
6.25 percent over 2000. This increase is primarily attributable to depreciation on leasehold improvements and other operating costs associated with maintaining the branch locations, such as utilities, repairs and property taxes.

Data processing expense increased 15.2% primarily due to the outsourcing in mid-year of certain item processing functions.

Other expenses were $661,694 or 42.55 percent higher in 2001 than 2000. This increase is due to an increase in Trust Department expenses ($172,000), advertising ($95,000) and audits and examinations ($51,000). In addition, 2000 expense reflected a one-time reduction in expense of $183,000 due to an adjustment to accrued expense due to an amendment to an employment contract.

Income Taxes

The Company records a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in the timing of certain items for financial statement reporting compared to income tax reporting. The effective income tax rate differs from the federal statutory income tax rate primarily due to tax-exempt interest income, disallowed interest, meals and entertainment expenses and state income taxes. The effective rate of income tax expense as a percent of income before income taxes was 35.6 percent for 2001, compared to 35.8 percent for 2000.

RESULTS OF OPERATIONS - 2000 COMPARED TO 1999

Net Income

For the year ended December 31, 2000, the Company recorded net income of $14,416,442, a decline of 3.59 percent from net income of $14,953,366 in 1999. Lower net interest income and an increase in the provision for loan losses were the primary reasons for the reduction. Earnings per share were $ .90 in 2000 compared to $.93 in 1999.

The Company's return on average assets (ROA) was 1.77 percent in 2000, compared to 2.05 percent in 1999. The return on average equity (ROE) was 22.57 percent, compared to 24.50 percent for the prior year.

Net Interest Income

Net interest income declined 2.86 percent to $27,560,114 for 2000 as favorable volume variances were offset by unfavorable changes in interest rates. The net interest spread declined to 2.59 percent from 3.24 percent a year earlier. The average yield on earning assets increased 35 basis points, while the average rate on interest bearing liabilities increased 100 basis points. Net interest margin was 3.62 percent in 2000 compared to 4.17 percent in 1999.

Loan Growth/Loan Quality

At December 31, 2000, total loans had grown approximately $26 million, or 5.46 percent to $500,247,969 from $474,331,161 a year earlier. Most of the growth came in three areas: commercial up $6.2 million; real estate construction, land and land development up $6.1 million and commercial real estate loans were $13.2 million higher. Loan quality remained good with nonperforming loans at December 31, 2000, totaling $1,171,000 or .23 percent of total loans. This compares to $1,019,000 or .21 percent of total loans at December 31, 1999. Nonperforming loans include loans on nonaccrual status, loans that have been renegotiated to below market interest rates or terms, and loans past due 90 days or more.

The allowance for loan losses, which totaled $4,194,498, represented 258.20 percent of nonaccrual loans and loans past due more than 90 days at the end of 2000, compared to 296.5 percent for 1999. The provision for loan losses totaled $1,190,000 for 2000, up from $290,000 for 1999. The Company's net charge-offs as a percent of average loans were .21 percent for 2000 compared to .03 percent for 1999. The increase in net charge-offs for 2000 is attributable to one specific commercial loan.

The allowance for loan losses represents a reserve available to absorb probable loan losses within the loan portfolio as of December 31, 2000. The allowance is based on management's judgment after considering various factors such as the current and anticipated economic environment, historical loan loss experience, and evaluation of individual loans.

Management considered the allowance for loan losses at December 31, 2000 sufficient to absorb probable loan losses within the portfolio.

Efficiency Ratio

For the year ended December 31, 2000, the Company's efficiency ratio was 27.98 percent, virtually unchanged from the prior year's ratio of 27.96 percent. This ratio for both years is significantly better than any peer group averages.

Noninterest Income

Noninterest income (excluding securities transactions) for 2000 was $5,677,392, a 17.02 percent increase over 1999.

Service charges on deposit accounts were 26.04 percent higher than the prior year. Improvement was due to an increase in fees.

Fees for trust services declined $108,473 or 18.15 percent from 1999 to 2000. This drop in income was due to the decline in market values of trust assets and some account attrition.

Other income increased 8.93 percent to $1,101,092 for 2000. The following areas showed increased income: wire transfer fees, letter of credit fees and exchange fees.

Noninterest Expense

Total noninterest expense increased .85 percent to $9,595,998 in 2000 from $9,514,940 in 1999.

Salaries and employee benefits expense increased 6.99 percent in 2000 to $6,025,351 from $5,631,895 in 1999. Most of the increase is attributable to annual salary increases for employees and officers.

Occupancy  expense for the year 2000 was  $1,153,445,  an increase of $82,399 or
7.69 percent over 1999. This increase is primarily attributable to the Urbandale branch that was opened in mid-1999.

Other expenses were $362,124, or 18.89 percent lower in 2000 than 1999. This decline is due to an adjustment to accrued expense due to an amendment to an employment contract ($183,000), lower advertising expense ($53,000), lower supplies expense ($40,000) and a reduction in business development and public relations expense ($40,000).

Income Taxes

The effective income tax rate for 2000 was 35.8 percent compared to 36.1 percent for 1999.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES; AND INTEREST DIFFERENTIAL

Average Balances and an Analysis of Average Rates Earned and Paid.

The following tables show average balances and interest income or interest expense, with the resulting average yield or rate by category of average earning assets or interest bearing liability.

(dollars in thousands)

                                                    2001                            2000                           1999
                                     --------------------------------  ----------------------------  --------------------------
                                         Average    Revenue/ Yield/    Average   Revenue/ Yield/     Average   Revenue/  Yield/
                                         Balance    Expense   Rate     Balance   Expense   Rate      Balance   Expense    Rate
                                     ------------------------------------------------------------------------------------------
Assets
------
Interest-earning assets:
Loans: (2) (3)
Commercial ........................     $ 252,921  $ 19,891  7.86%    $ 240,842  $22,221   9.23%     $214,227   $17,859  8.34%
Real estate .......................       204,557    16,557  8.09%      210,468   17,503   8.32%      186,915    15,639  8.37%
Consumer...........................        20,697     1,915  9.25%       21,461    2,034   9.48%       20,539     1,931  9.40%
Other (1)..........................        17,650     1,328  7.53%       16,827    1,215   7.22%       12,450       967  7.77%
                                       ---------------------------------------------------------------------------------------
Total loans .......................       495,825    39,691  8.01%      489,598   42,973   8.78%      434,131    36,396  8.38%
                                       ----------------------------  ---------------------------------------------------------

Investment securities:
Taxable .............................     177,217    10,608  5.99%      260,233   16,970   6.52%      237,457    14,837  6.25%
Tax-exempt (1).......................      25,920     1,771  6.83%       22,713    1,501   6.61%       21,236     1,438  6.77%
                                       ----------------------------  ---------------------------------------------------------
Total investment securities .........     203,137    12,379  6.09%      282,946   18,471   6.53%      258,693    16,275  6.29%
                                       ----------------------------  ---------------------------------------------------------

Interest bearing deposits ...........         488        23  4.71%          633       39   6.16%          650        35  5.38%
Federal funds sold ..................     101,937     3,381  3.32%        6,012      391   6.50%        3,473       177  5.10%
                                       ----------------------------  ----------------------------------------------------------
Total interest-earning assets (1)....     801,387  $ 55,474  6.92%      779,189  $61,874   7.94%      696,947   $52,883  7.59%
                                       -----------==========-------  ------------================--------------================
Noninterest-earning assets:
Cash and due from banks..............      31,438                        21,850                        23,802
Premises and equipment, net..........       1,066                         1,061                         1,035
Other, less allowance for loan losses       3,907                        10,311                         7,306
                                       ----------                    ----------                     ---------
Total noninterest-earning assets....       36,411                        33,222                        32,143
                                       ----------                    -----------                    ---------
Total assets........................    $ 837,798                     $ 812,411                      $729,090
                                       ==========                    ===========                    =========

1 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 35% and is adjusted to reflect the effect of the nondeductible interest expense of owning tax-exempt investments.
2 Average loan balances include nonaccrual loans. Interest income on nonaccrual loans has been excluded
3 Interest income on loans includes amortization of loan fees, which is not material.

(dollars in thousands)

                                                2001                            2000                            1999
                                    ------------------------------------------------------------------------------------------
                                     Average   Revenue/ Yield/     Average     Revenue/ Yield/     Average     Revenue/ Yield/
                                     Balance   Expense   Rate      Balance     Expense   Rate      Balance     Expense   Rate
                                    ------------------------------------------------------------------------------------------
Liabilites and Stockholders' Equity
-----------------------------------
Interest-bearing liabilities:
Deposits:
Savings, checking with interest, and
money markets.......................  $253,293  $ 7,069   2.79%     $210,965   $  8,177    3.88%    $218,602    $  6,922  3.17%
Time deposits ......................   162,223    9,008   5.55%      186,135     11,177    6.00%     161,699       8,540  5.28%
                                     -------------------------     ----------------------------    ---------------------------
Total deposits ....................... 415,516   16,077   3.87%      397,100     19,354    4.87%     380,301      15,462  4.07%
Other borrowed funds ................  210,876    8,875   4.21%      231,506     14,285    6.17%     166,912       8,358  5.01%
                                     -----------------------------------------------------------------------------------------

Total interest-bearing liabilities ..  626,392   24,952   3.98%      628,606     33,639    5.35%     547,213      23,820  4.35%
                                     --------------------======---------------------------======-------------------------======
Noninterest-bearing liabilities:
Demand deposits .....................  131,731                       116,196                         116,990
Other liabilities ...................    4,698                         3,737                           3,854
Stockholders' equity ................   74,977                        63,872                          61,033
                                      --------                      --------                       ---------
Total Liabilities and Stockholders'
Equity..............................  $837,798                      $812,411                        $729,090
                                      ========                      ========                       =========

Net interest income (1) ............           $ 30,522                        $ 28,235                         $ 29,063
                                               ========                         ========                        ========
Margin Analysis
---------------
Interest income/yield on interest-
earnings asset(1)..................           $ 55,474    6.92%                $ 61,874    7.94%                $ 52,883  7.59%
Interest expense/rate on interest-
bearing liabilities ...............             24,952    3.98%                  33,639    5.35%                  23,820  4.35%
                                               ----------------                -----------------                 --------------
Net interest income/net interest
spread (1) ........................           $ 30,522    2.94%                $ 28,235    2.59%                $ 29,063  3.24%
                                               ===============                 =================                ===============
Net interest margin (1) ...........
                                                          3.81%                            3.62%                          4.17%
                                                          ====                             =====                          =====

1 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 35% and is adjusted to reflect the effect of the nondeductible interest expense of owning tax-exempt investments.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets which are primarily loans and investments and interest paid on interest bearing liabilities which are primarily deposits and borrowings. The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years ending December 31, 2001, 2000 and 1999, the Company's net interest margin was 3.81 percent, 3.62 percent and 4.17 percent, respectively.

Analysis of Changes in Interest Differential

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income due to changes in asset and liability volumes and due to changes in interest rates.

                         VOLUME AND YIELD/RATE VARIANCE
                  (in thousands and on a tax equivalent basis)

                                       2001 Compared to 2000             2000 Compared to 1999
                                     ------------------------------------------------------------
                                     Volume     Rate      Total         Volume      Rate    Total
                                     ------------------------------------------------------------
Interest Income
---------------
Loans:
Commercial .....................    $ 1,199    $(3,529)   $(2,330)     $ 2,346    $ 2,016  $ 4,362
Real estate ....................       (485)      (461)      (946)       1,958        (94)   1,864
Consumer .......................        (71)       (48)      (119)          87         16      103
Other ..........................         61         53        114          309        (62)     247
                                    ---------------------------------------------------------------

Total loans (including fees) ...        704     (3,985)    (3,281)       4,700      1,876    6,576
                                    --------------------------------------------------------------
Investment securities:
Taxable ........................     (5,060)    (1,303)    (6,363)       1,467        667    2,134
Tax-exempt .....................        217         53        270           96        (33)      63
                                    --------------------------------------------------------------
Total investment securities ....     (4,843)    (1,250)    (6,093)       1,563        634    2,197
                                    --------------------------------------------------------------
Interest bearing deposits ......         (8)        (8)       (16)          (1)         5        4
Federal funds sold .............      3,085        (95)     2,990          155         59      214
                                    --------------------------------------------------------------
Total interest income ..........     (1,062)    (5,338)    (6,400)       6,417      2,574    8,991
                                    --------------------------------------------------------------
Interest Expense
----------------
Deposits:
Savings, checking with interest,
and money markets ..............      2,802     (3,910)    (1,108)        (232)     1,487    1,255
Time deposits ..................     (1,368)      (801)    (2,169)       1,383      1,254    2,637
                                    --------------------------------------------------------------
Total deposits .................      1,434     (4,711)    (3,277)       1,151      2,741    3,892
Other borrowed funds ...........     (1,184)    (4,226)    (5,410)       3,704      2,223    5,927
                                    --------------------------------------------------------------
Total interest expense .........        250     (8,937)    (8,687)       4,855      4,964    9,819
                                     -------------------------------------------------------------
Net interest income ............    $(1,312)   $ 3,599    $ 2,287      $ 1,562    $(2,390) $  (828)
                                    ==============================================================

1 The change in interest that is due to both volume and rate changes has been allocated to the change due to volume and the change due to rate in proportion to the absolute value of the change in each.

2    Balances of nonaccrual loans have been included for computational purposes

3 Tax-exempt income has been converted to a tax-equivalent basis using a federal income tax rate of 35% adjusted for the effect of the nondeductible interest expense associated with owning tax-exempt investments.

INVESTMENT PORTFOLIO

The investments below are presented at carrying value and reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                         After one     After five
                                                                         year but      years but
                                                           Within one   within five    within ten    After ten
                                                             year          years          years         years     Total
                                                         ----------------------------------------------------------------
U.S. Treasury ........................................   $    1,998    $      --      $    --      $     --      $  1,998
U.S. government agencies and corporations ............       18,231        106,638        6,533         2,002     133,404
States of the United States and political
 subdivisions                                                 6,564         15,701        3,265         8,963      34,493
Corporate notes and other investments ................          734         11,839         --           3,876      16,449
                                                         ----------------------------------------------------------------
Total ................................................   $   27,527    $   134,178    $   9,798    $   14,841    $186,344
                                                         ================================================================


Weighted average yield:
U.S. Treasury ........................................        6.71%            --           --            --
U.S. government agencies and corporations ............        4.80%          4.59%        5.22%         6.45%
States of the United States and political
 subdivisions                                                 6.23%          6.44%        6.30%         7.88%
Corporate notes and other investments ................        5.23%          4.94%          --          8.17%
                                                         ---------------------------------------------------
Total ................................................        5.29%          4.84%        5.58%         7.76%
                                                         ====================================================



1 Yields on tax-exempt obligations have been computed on a tax-equivalent basis using an incremental tax rate of 35% and are adjusted to reflect the effect of the nondeductible interest expense of owning tax-exempt investments.

Investments in States of the United States and political subdivisions represent purchases of municipal bonds located in the state of Iowa.

Investments in corporate notes and other investments include corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under West Bank's investment policy.

As of December 31, 2001, the Company did not have securities from a single issuer, except for the United States government or its agencies, which exceeded 10 percent of consolidated stockholders' equity.

LOAN PORTFOLIO

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending December 31, 2001 (dollars in thousands).

                                                               As of December 31
                                               -------------------------------------------------
                                                2001       2000      1999      1998       1997
                                               -------------------------------------------------
Commercial.................................... $226,183 $ 234,089 $ 227,887 $ 162,763  $ 149,995
Real Estate
     Construction, land and land development..   33,954    16,250    10,121    12,007      8,877
     1-4 family residential...................   71,628    81,983    79,581    77,682     76,239
     Commercial...............................  138,409   138,705   125,518   105,515     99,985
Consumer and other loans......................   23,333    29,221    31,224    39,012     27,836
                                               -------------------------------------------------
Total loans...................................  493,507   500,248   474,331   396,979    362,932
Deferred loan fees, net.......................      108       169       255       269        220
                                               -------------------------------------------------
 Total loans, net of deferred fees............ $493,399 $ 500,079 $ 474,076 $ 396,710  $ 362,712
                                               ==================================================

The Company's loan portfolio primarily consists of commercial loans, commercial real estate, real estate construction, land and land development, residential real estate, and consumer loans. As of December 31, 2001, gross loans totaled approximately $494 million, which equals approximately 86 percent of total deposits and 60 percent of total assets. As of December 31, 2001, the vast majority of the loans were originated directly by West Bank to borrowers within the Bank's principal market area. There were no foreign loans outstanding during the years presented.

Commercial loans consist primarily of loans to businesses for various purposes including revolving lines to finance current operations, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Real estate loans include various types of loans for which West Bank holds real property as collateral and consist of loans primarily on commercial properties, and single and multi-family residences. Real estate loans typically have fixed rates for up to seven years with the bank's loan policy having a maximum fixed maturity of up to 25 years. The majority of construction loan volume is to contractors to construct commercial buildings and generally have maturities of up to 12 months. West Bank originates residential real estate loans for its portfolio and for sale in the secondary market for a fee.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of West Bank's consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk, the amount of the loan and the maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan.

West Bank follows a loan policy that has been approved by the Bank's Board of Directors and is administered by West Bank's management. This policy establishes lending limits, review criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Bank's Board of Directors and/or designated officers in accordance with respective guidelines and underwriting policies of the bank. Loans to one borrower are limited by applicable state banking laws. Credit limits generally vary according to the type of loan and the individual loan officer's experience.

Maturities of Loans

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

Loans as of December 31, 2001 (dollars in thousands)

                                                        After one but
                                             Within one  within five  After five
                                                year        years        years     Total
                                             ---------------------------------------------
Commercial.................................. $140,833   $ 56,976      $ 28,374    $226,183
Real Estate
     Construction, land and land development    15,773    17,848           333      33,954
     1-4 family residential.................     8,539    44,077        19,012      71,628
     Commercial.............................    10,433    80,284        47,692     138,409
Consumer and other loans....................    13,376     9,835           122      23,333
                                             ---------------------------------------------
Total Loans.................................  $188,954  $209,020      $ 95,533    $493,507
                                             =============================================


                                                      After one but
                                                      within five    After five
                                                          years         years
                                                       ------------------------
Loan maturities after one year with:
Fixed rates........................................... $ 180,411      $ 92,042
Variable rates........................................    28,609         3,491
                                                      -------------------------
                                                       $ 209,020      $ 95,533
                                                      =========================

Risk Elements

The   following   table  sets  forth   information   concerning   the  Company's
non-performing assets for the past five years ending December 31, 2001 (dollars in thousands).

                                                   Years Ended December 31
                                     -------------------------------------------
                                      2001     2000     1999    1998      1997
                                     -------------------------------------------
Nonaccrual loans ....................$  878  $  705   $  582   $1,914    $2,182
Other real estate owned ............. 1,089   1,363    2,194    2,237     2,493
                                      ------------------------------------------

Total non-performing assets .........$1,967  $2,068   $ 2,776  $4,151    $4,675
                                     ===========================================
Non-performing assets to total loans  0.40%   0.41%     0.59%   1.05%     1.29%
Non-performing assets to total assets 0.24%   0.25%     0.36%   0.57%     0.82%
Loans past due 90 days and still
     accruing interest ............. $  396  $  466   $  437   $  537    $  410
                                     ===========================================

The accrual of interest on past-due and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to make payments as they become due. When the interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

Outstanding loans of approximately $2,426,000 were placed on non-accrual status during 2001 with total nonaccrual loans equaling $878,000 as of December 31, 2001. The average balance of nonaccrual loans during 2001 was approximately $696,000. The total amount of loans on nonaccrual status as of December 31, 2000 was $705,000. Loans are placed on a nonaccrual status when there is doubt as to the borrower's ability to make scheduled principal and interest payments. A loan may be removed from nonaccrual status when payments have resumed and it is reasonable to expect continued payment performance. For the years ended December 31, 2001, 2000 and 1999, interest income, which would have been recorded under the original terms of such loans, was an immaterial amount. Additional potential problem loans and leases that are not included in the amounts reported above totaled $1,484,000 as of December 31, 2001.

SUMMARY OF THE ALLOWANCE FOR LOAN LOSSES

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of allowance for loan losses is evaluated quarterly by management and the Bank's Board of Directors. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; or other reasons including when the loan has other special or unusual characteristics which suggest special monitoring is warranted.

While management uses available information to recognize losses on loans, further reduction in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

Change in the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectable, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years (dollars in thousands):

                                                  Analysis of the Allowance for Loan Losses for the Years
                                                                     Ended December 31
                                                   -----------------------------------------------------
                                                      2001       2000         1999      1998      1997
                                                   ----------------------------------------------------
Balance at beginning of period....................  $ 4,194    $ 4,040      $ 3,872   $ 3,683   $ 3,479
Charge-offs:
Commercial........................................      926      1,027          108       288       224
Real Estate
      Construction, land and land development.....        -          -            -         -         -
      1-4 family residential......................        -          2           31         -         -
      Commercial..................................        -          -            -         -         -
Consumer and other loans..........................      157        147           61       173       270
                                                   ----------------------------------------------------
                                                      1,083      1,176          200       461       494
                                                   ----------------------------------------------------
Recoveries:
Commercial........................................       40         85           64       182       317
Real Estate
      Construction, land and land development.....        -          -            -         -         -
      1-4 family residential......................        -          -            -         -         -
      Commercial..................................        -          -            -         -         -
Consumer and other loans .........................       26         55           14        48        41
                                                   ----------------------------------------------------
                                                         66        140           78       230       358
                                                   ----------------------------------------------------
Net charge-offs (recoveries)......................    1,017      1,036          122       231       136
Additions charged to operations...................    1,063      1,190          290       420       340
                                                   ----------------------------------------------------
Balance at end of period ......................... $  4,240    $ 4,194      $ 4,040   $ 3,872   $ 3,683
                                                   ====================================================

Average loans outstanding......................... $495,825   $489,598     $434,131 $ 371,322  $346,827
                                                  =====================================================

Ratio of net charge-offs during the period to
average loans outstanding ........................    0.21%      0.21%        0.03%     0.06%     0.04%
                                                  =====================================================

Ratio of allowance for loan losses to average
loans outstanding ................................    0.86%      0.86%        0.93%     1.04%     1.06%
                                                  =====================================================

As the previous table indicates, the additional loan provision each year is the most significant change in the reserve level for the five-year period presented. Net charge-offs as a percent of average loans outstanding for 1999, 1998 and 1997 were .03 percent, .06 percent and .04 percent respectively, which is very low when compared to peer group averages. In the year 2000, the charge-off of one specific commercial loan caused an increase in this ratio to .21 percent. The charge-off ratio in 2001 was also .21 percent, but was caused by loans with individually smaller loan balances. The charge-off ratio for 2001 and 2000 is comparable to the Bank's peer group. It is felt that the increase in the number of loans charged off in 2001 is attributable to the slow down in the economy experienced during the year.

Factors that are considered when determining the adequacy of the allowance include loan concentrations, loan growth, the economic outlook and historical losses. The Company's concentration risks include geographic concentration in central Iowa. The local economy is comprised primarily of service industries and state and county governments. Due to a general slowing in the economy, and the resulting slow down in state revenues, lay-offs are anticipated in the State of Iowa workforce. This action is not expected to have a significant impact on the Bank.

Breakdown of Allowance for Loan Losses by Category

The following table sets forth information concerning the Company's allocation of the allowance for loan losses (dollars in thousands):

                                                     2001            2000             1999            1998          1997
                                                  Amount   % *  Amount    % *    Amount   % *     Amount % *    Amount   % *
                                                   -------------------------------------------------------------------------

Balance at end of period applicable to:

Commercial .....................................  $2,315  45.83% $2,154   46.79% $2,056  48.04% $1,632  41.00% $1,652  41.32%
Real Estate
     Construction, land and land developmment        286   6.88%    141    3.25%     85   2.13%    119   3.02%     72   2.45%
     1-4 family residential ....................     130  14.51%    134   16.39%    178  16.78%    158  19.57%    137  21.01%
     Commercial ................................     856  28.05%    980   27.73%    863  26.46%    768  26.58%  1,116  27.55%
Consumer and other loans .......................     653   4.73%    785    5.84%    858   6.58%  1,195   9.83%    705   7.67%
                                                 ----------------------------------------------------------------------------
                                                  $4,240 100.00% $4,194  100.00% $4,040 100.00% $3,872 100.00% $3,682 100.00%
                                                 ============================================================================

* Percent of loans in each category to total loans.

DEPOSITS

Type of Deposits

The Company's primary source of funds is customer deposits. The Company attempts to attract non-interest-bearing deposits, which are a low cost funding source. In addition, West Bank offers a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 57 percent of the Bank's certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Bank adjusts rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits during the years ended December 31, 2001, 2000 and 1999 (dollars in thousands).

                                                 Average Deposits by Type
--------------------------------------------------------------------------------------
                                       2001                2000              1999
--------------------------------------------------------------------------------------
                                      Amount   Rate    Amount   Rate     Amount   Rate
                                     -------   -----  --------  -----  --------   -----

Noninterest bearing demand
 deposits ........................   $131,731    --   $116,196    --   $116,990    --
Interest bearing demand deposits..     28,752  0.77%    27,966  1.05%    26,035   0.97%
Money market deposits ............    161,815  3.20%   133,301  4.65%   146,777   3.71%
Savings deposits .................     62,726  1.32%    49,698  3.36%    45,790   2.64%
Time certificates ................    162,223  5.55%   186,135  6.00%   161,699   5.28%
                                     --------         --------         --------
                                     $547,247         $513,296         $497,291
                                     ========         ========         ========

Certificates of Deposit

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 or more at December 31, 2001, 2000 and 1999 (in thousands).

                                  As of December 31
                           ------------------------------
                             2001       2000       1999
                           ------------------------------
3 months or less .......   $ 31,253   $ 59,003   $ 34,467
Over 3 through 6 months      10,956     30,815     12,733
Over 6 through 12 months      7,673     17,167     14,253
Over 12 months .........     52,997     42,831     67,921
                           ------------------------------
                           $102,879   $149,816   $129,374
                           ==============================

BORROWED FUNDS

The following table summarizes the outstanding amount of and the average rate on borrowed funds as of December 31, 2001, 2000 and 1999.

                                                                 As of December 31
                                                 ---------------------------------------------------
                                                      2001             2000          1999
                                                 ---------------------------------------------------
                                                 Balance   Rate    Balance    Rate    Balance  Rate
                                                ----------------------------------------------------
Long-term borrowings                             $ 48,000   5.57% $ 48,000    5.57%  $ 33,000  5.17%
Federal funds purchased and securities sold
under                                             107,832   1.51%   54,117    6.39%   131,803  4.97%
Short-term borrowings                               6,000   1.41%    3,612    6.45%     4,843  5.34%
                                                ------------------------------------- --------------
                                                 $161,832   2.71% $205,729    6.20%  $169,646  5.09%
                                                ====================================================

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on borrowed funds for the years ended December 31, 2001, 2000 and 1999.

                                                          Years Ended December 31
                                            ------------------------------------------------------
                                                 2001                2000                1999
                                            ------------------------------------------------------
                                            Average Average    Average  Average    Average Average
                                            Balance  Rate      Balance   Rate      Balance   Rate
                                           -------------------------------------------------------
Long-term borrowings ..................    $ 50,466  5.58%   $ 45,978  5.60%     $ 36,619   5.25%
Federal funds purchased and securities
sold under agreements to repurchase....     157,800  3.78%     181,771  6.32%      123,599   4.96%
Short-term borrowings .................       2,610  3.45%       3,757  6.02%        6,694   4.60%
                                           -------------------------------------------------------
                                           $210,876  4.21%   $231,506  6.17%     $166,912   5.01%
                                          ========================================================

                                                   2001      2000       1999
                                                ------------------------------
Maximum amount outstanding during the year:
Long-term borrowings .......................    $ 58,000   $ 53,000   $ 38,000
Federal funds purchased and securities sold
under agreements to repurchase..............     176,103    211,201    148,040
Short-term borrowings ......................       6,000     25,000     55,000
                                                 =======   ========   ========

LIQUIDITY AND CAPITAL RESOURCES

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. The Company's principal source of funds is deposits including demand, money market, savings and certificates of deposits. Other sources include principal repayments on loans, proceeds from the maturity and sale of investment securities, federal funds purchased, repurchase agreements, advances from the Federal Home Loan Bank and funds provided by operations. Liquid assets of cash on hand, balances due from other banks, federal funds sold, money market mutual funds and interest-bearing deposits in financial institutions increased from $26,510,756 in 2000 to $128,450,240 in 2001. The Company had additional borrowing capacity available from the Federal Home Loan Bank ("FHLB") of approximately $16 million at December 31, 2001. The Company has additional eligible collateral that could be pledged to the FHLB that would result in a borrowing capacity of an additional $70,000,000. Net cash from operating activities contributed $19,070,231, $14,813,909 and $14,887,552 to liquidity for the years 2001, 2000 and 1999, respectively. These cash flows from operations are expected to continue in the foreseeable future.

The combination of high levels of potentially liquid assets, cash flows from operations and additional borrowing capacity provided strong liquidity for the Company at December 31, 2001.

The Company's total stockholders' equity increased to $79,012,261 at December 31, 2001, from $70,845,344 at December 31, 2000. At December 31, 2001, stockholders' equity was 9.68 percent of total assets, compared to 8.56 percent at December 31, 2000. Total equity increased due to retention of earnings and from appreciation in West Bank's available for sale investment portfolio. No material capital expenditures or material changes in the capital resource mix are anticipated at this time. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2001.

INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations used to evaluate volatility, interest rate, net interest spread, and volume assumptions. This risk is quantified and compared against tolerance levels.

The Company uses an in-house computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, this analysis measures the estimated change in net interest income.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities, and ignores the future impact of new business strategies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2001 changed compared to 2000.

The following table presents the estimated change in net interest income for the coming twelve months under several scenarios of assumed interest rate changes for the rate shock levels shown:

Scenario ...............     % Change
--------                     --------
200 basis points rising         3.1%
100 basis points rising         1.5%
Base ...................        0.0%
100 basis points falling       -4.7%
200 basis points falling       -7.3%

As shown above, at December 31, 2001, the estimated effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 3.1 percent or approximately $900,000 in 2002. The estimated effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by 7.3 percent or approximately $2,200,000. Because the majority of liabilities subject to interest rate movements in the short term are of the type that generally lag interest rate movements in the market, they do not change in the same magnitude in the short term as the change in market rates.

Computations of the prospective effects of hypothetical interest rates changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant re-pricing should market interest rates decline considerably.

The following table sets forth the estimated maturity or re-pricing and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2001. The expected maturities are presented on a contractual basis or if more relevant based on projected call dates. Actual maturities may differ from contractual maturities because of prepayment assumptions and early withdrawal of deposits.

                                              Three      Over 3     Over 1
                                              Months  Through 12   Through      Over
                                            or Less     Months     5 Years    5 Years      Total
                                           ---------  ---------- ----------   --------    ------
Interest earning assets:
   Loans ...............................    $ 218,076   $ 42,517  $ 173,249   $ 59,557  $ 493,399
   Investment securities:
     Available for sale ...............         2,004      8,227     16,463      6,266     32,960
     Held to maturity .................         1,705     15,591    117,716     18,372    153,384
   Federal funds sold ..................       36,489         --         --         --     36,489
   Other short-term investments ........       57,500         --         --         --     57,500
   Federal Home Loan Bank stock ........           --         --         --      3,130      3,130
                                            -----------------------------------------------------
     Total interest earning assets ....       315,774     66,335    307,428     87,325    776,862
                                            -----------------------------------------------------
Interest-bearing liabilities
   Interest-bearing deposits:
      Savings, money market and
        interest-bearing demand .......       281,300         --         --         --    281,300
      Time .............................       39,483     43,105     63,329         --    145,917
   Federal funds purchased and
     securities sold under agreement to
     repurchase .......................       107,832         --         --         --    107,832
   Other short-term borrowings .........        6,000         --         --         --      6,000
   Long-term borrowings ................           --         --         --     48,000     48,000
                                           ------------------------------------------------------
     Total interest-bearing liabilities      434,615      43,105     63,329     48,000    589,049
                                           ------------------------------------------------------
Interest sensitivity gap per period ...... $(118,841)   $  23,230 $ 244,099 $  39,325   $ 187,813
                                           ======================================================
Cumulative interest sensitivity gap ...... $(118,841)   $ (95,611)$ 148,488 $ 187,813   $ 187,813
                                           ======================================================
Interest sensitivity gap ratio ...........      0.73         1.54      4.85      1.82        1.32
                                           ======================================================
Cumulative interest sensitivity gap ratio       0.73         0.80      1.27      1.32        1.32
                                           ======================================================

Investments with maturities over 5 years include the market values of equity securities of $3,130,000.

As of December 31, 2001, the Company's cumulative gap ratios for assets and liabilities re-pricing within three months and within one year were .72 and .80 respectively, meaning that the Company is liability sensitive, or in other words, more interest-bearing liabilities will be subject to repricing within those time frames than interest-earning assets. However, the majority of the interest-bearing liabilities subject to repricing within these time frames are savings, money market and interest-bearing demand deposits. These types of deposits generally do not reprice as quickly or with the same magnitude as non-deposit money market instruments. The effect of this relationship is that interest expense does not rise as quickly in times of increasing market interest rates.

EFFECTS OF NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued two statements, Statement 141, Business Combinations and Statement 142, Goodwill and Other Intangible Assets. Statement 141 eliminates the pooling method for accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. It also requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life, and requires the carrying value of goodwill that exceeds its implied fair value to be recognized as an impairment loss.

The provisions of FASB Statement 141 apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The provisions of FASB Statement 142 are required to be implemented by the Company in the first quarter of its 2002 fiscal year. The Company does not expect the adoption of these Statements to have a material effect on the Company.

The FASB has also issued Statement 143, Accounting for Asset Retirement Obligations and Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets relating to long-lived assets. The Company does not expect the adoption of these Statements to have an effect on the Company.

INFLATION

The primary impact of inflation on the Company's operation is increased asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

ITEM 3.  PROPERTIES

The Company's office is housed in the main office of West Bank located at 1601 22nd Street in West Des Moines, Iowa. The space is leased and consists of approximately 300 square feet with annual rent of $5,000. West Bank's main office is also located in the leased facility at 1601 22nd Street in West Des Moines. The Bank rents 13,786 square feet and pays annual rent of $303,946 for a full-service banking location that includes drive-in facilities and an automated teller machine. The bank also leases buildings and space for six other locations located within the Des Moines metropolitan area. These offices are full-service banking locations while five of these offices have drive in facilities and all six locations have automated teller machines. Lease payments for these six offices totaled $357,645 for the year ended December 31, 2001. The Bank owns one other full-service banking location in Des Moines. This location also includes a drive-in facility and an automatic teller machine.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

DIRECTORS AND NAMED EXECUTIVE OFFICERS

The following table sets forth the shares of common stock of the Company (the "Common Stock") beneficially owned as of December 31, 2001 by each director of the Company and each executive officer of the Company or West Bank for whom disclosure is required (the "named executive officer") and by all directors and executive officers (including the named executive officers) as a group.

                                    Shares Beneficially       Percent of Total
Name                                   Owned (1) (2)         Shares Outstanding
---------------------------         ----------------------   ------------------

Frank W. Berlin                              32,500                   *
Steven G. Chapman                            15,000                   *
Michael A. Coppola                           22,500                   *
Orville E. Crowley (3)                      120,870                   *
Raymond G. Johnston (4)                      29,542                   *
David L. Miller (5)                         662,430                   4.12%
David R. Milligan                            24,500                   *
Robert G. Pulver                             66,076                   *
Jack G. Wahlig                                    -                   -
Connie Wimer                                 28,800                   *
Joyce A. Chapman                            112,616                   *
Sharen K. Surber (6)                         39,650                   *
Brad L. Winterbottom                          7,614                   *
Executive officers and directors
    as a group (14 persons)               1,163,098                   7.24%

* Indicates less than 1% ownership of outstanding shares.

Notes:
(1) Shares "beneficially owned" include shares owned by or for, among others, the spouse and/or minor children of the named individual and any other relative who has the same home as such individual, as well as other shares with respect to which the named individual has or shares voting or investment power. Beneficial ownership may be disclaimed as to certain of the shares.

(2) Except as otherwise indicated in the following notes, each named individual owns his or her shares directly, or indirectly through a self-directed IRA or the Company's profit sharing plan, and has sole investment and voting power with respect to such shares.

(3) Mr. Crowley disclaims any beneficial ownership of 270,000 shares held in his spouse's name.

(4) Mr. Johnston disclaims any beneficial ownership of 11,700 shares held in his spouse's name.

(5) Mr. Miller disclaims any beneficial ownership of 103,500 shares held in his spouse's name.

(6) Includes 900 shares held in trust for Mrs. Surber's granddaughter for which she is the trustee.

OTHER BENEFICIAL OWNERS

The following table sets forth certain information on each person who is known to the Company to be the beneficial owner as of December 31, 2001 of more than 5 percent of the Common Stock.

                             Shares Beneficially              Percent of Total
Name and Address                   Owned                      Shares Outstanding
------------------         --------------------------         ------------------
The Jay Newlin Trust               945,082                           5.88%
6165 NW 86th St. #114
Johnston, IA  50131


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth summary information about the directors and executive officers of the Company and certain executive officers of West Bank.

Name                       Age         Position with Company or West Bank
-------------------------------------------------------------------------------

Frank W. Berlin             56        Director of Company and Bank

Steven G. Chapman           50        Director of Company and Bank
Michael A. Coppola          45        Director of Company and Bank
Orville E. Crowley          75        Director of Company and Bank
Raymond G. Johnston         73        Director of Company and Bank; Vice
                                        Chairman of Bank
David L. Miller             69        Director  and Chief  Executive Officer
                                        of  Company; Director and Vice Chairman
                                        of Bank
David R. Milligan           54        Director and Executive Vice President
                                        of Company; Director,  Chairman and
                                        Chief Executive Officer of Bank
Robert G. Pulver            54        Director of Company and Bank
Jack G. Wahlig              69        Director of Company and Bank
Connie Wimer                69        Director of Company and Bank
Joyce A. Chapman            57        Vice President and Treasurer of Company;
                                        Director and Executive Vice President
                                        of Bank
Sharen K. Surber            57        Executive Vice President of Bank
Brad L. Winterbottm         45        Director & President of Bank
Douglas R. Gulling          48        Chief Financial Officer of Company and
                                       Bank


The Board of Directors of the Company currently consists of 10 members. Directors are elected at each annual meeting of shareholders to hold office until the next annual meeting of shareholders after their election and until their successor shall be elected and shall qualify or until their earlier resignation, removal from office, death or incapacitation. The shareholders may at any time remove any director, with or without cause, by majority vote of the outstanding shares and elect a successor to fill the vacancy. The executive officers of the Company are elected on an annual basis by the Board of Directors of the Company. An executive officer may be removed by the Board of Directors whenever in its judgment the best interest of the Company will be served thereby.

The principal occupation or business and experience of the directors and executive officers of the Company and certain executive officers of West Bank for the past five years are set forth below:

FRANK W. BERLIN is president of Frank W. Berlin & Associates, an insurance broker. Mr. Berlin has served as a director of the Company and the Bank since 1995.

STEVEN G. CHAPMAN is president and chief executive officer of ITA Group, Inc., a performance marketing group headquartered in West Des Moines, Iowa. He has served as a director of the Company since 1994 and the Bank since 1993.

MICHAEL A. COPPOLA is president of Coppola Enterprises, Inc. a fully integrated real estate development and management company. He has been a director of the Company and the Bank since 1996.

ORVILLE E. CROWLEY is president and chief operating officer of Linden Lane Farms Company, a family farm corporation involved in growing row crops in Madison and Warren counties in Iowa. Mr. Crowley has been a director of the Company since 1984 and the Bank since 1981.

RAYMOND G. JOHNSTON is vice chairman of the Board of Directors of the Bank and has been a director of the Company and the Bank since 1986. Mr. Johnston is a retired executive vice president of the Bank.

DAVID L. MILLER is chairman, president and chief executive officer of the Company. He retired as chief executive officer of the Bank as of December 31, 2001 and currently serves as vice chairman of the Bank. Mr. Miller has been a director of the Company since 1984 and the Bank since 1962. He joined the Bank in 1961.

DAVID R. MILLIGAN is executive vice president of the Company. He was elected chairman and chief executive officer of the Bank effective January 1, 2002. Prior to that he was executive vice president and general counsel of the Bank. Mr. Milligan has been a director of the Company since 2002 and the Bank since 2000. He started with the Bank in 1980.

ROBERT G. PULVER is president of All State Industries, Inc. an industrial rubber products manufacturer. He has been a director of the Company since 1984 and the Bank since 1981.

JACK G. WAHLIG is president of Integrus Financial, L.C. He is a retired partner from the certified public accounting firm McGladrey & Pullen, LLP. Mr. Wahlig has been a director of the Company since 2001 and the Bank since 1997.

CONNIE WIMER is owner/publisher of Business Publications Corporation and retired November 1, 2001 as president of Iowa Title Company. She has been a director of the Company and the Bank since 1985.

JOYCE A. CHAPMAN is vice president and treasurer of the Company. She was elected executive vice president-administration of the Bank in 2001. Prior to that she was senior vice president-administration. Mrs. Chapman has been a director of the Bank since 1975 and served as a director of the Company from 1984 until February 2002. She has been with the Bank since 1971, serving in a variety of capacities, including cashier.

SHAREN K. SURBER was elected executive vice president-operations of the Bank in 2001. Prior to that she served as senior vice president-operations. She has been with the Bank for 29 years. Ms. Surber's experience with the Bank includes serving as cashier and human resource director.

BRAD L . WINTERBOTTOM is president of the Bank and has served as a director of the Bank since 2000. Mr. Winterbottom has been president since 2000. He was executive vice president - credit from 1998 to 2000. Prior to that he was senior vice president - credit of the Bank. He joined the Bank in 1992.

DOUGLAS R. GULLING joined the Company in November 2001 as chief financial officer and was elected chief financial officer of the Bank in February 2002. From 1996 until 2001, Mr. Gulling served as senior vice president and corporate controller of Brenton Bank in Des Moines, Iowa.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation paid to the named executive officers for services rendered in the fiscal years ended December 31, 2001, 2000 and 1999. All compensation was paid by the Bank for services rendered as executive officers of the Bank. No compensation was paid by the Company to these named executive officers. Bonus amounts are shown in the year paid.


Name
and Current                                       Base              All Other
Position                                    Year Salary    Bonus Compensation(1)
--------                                    ---- -------  ------ ---------------
David L. Miller, Chairman, President and    2001 $126,000 $623,020   $16,496
Chief Executive Officer of the Company      2000 $124,500 $771,690   $15,300
and Vice Chairman of the Bank               1999 $120,000 $689,700   $16,566

Brad L. Winterbottom, President of the      2001 $157,500 $ 23,150   $15,884
Bank                                        2000 $139,837 $  7,797   $12,995
                                            1999 $120,000 $ 11,800   $12,113

David R. Milligan, Executive Vice President 2001 $142,000 $ 22,840   $14,462
of the Company and Chairman and Chief       2000 $122,327 $  6,447   $11,476
Executive Officer of the Bank               1999 $105,000 $ 10,200   $10,734

Sharen K. Surber, Executive Vice President  2001 $ 98,000 $ 11,960   $10,061
of the Bank                                 2000 $ 91,819 $  1,836   $ 8,640
                                            1999 $ 84,000 $  6,360   $ 8,641

Joyce A. Chapman, Executive Vice            2001 $ 96,000 $ 11,920   $ 9,844
President of the Bank                       2000 $ 89,744 $  1,795   $ 8,439
                                            1999 $ 82,000 $  6,280   $ 8,427

(1) Consists entirely of contributions made on behalf of the named executive officer to the Company's 401(k) Profit Sharing Plan except for the following amounts for 2001, 2000 and 1999, respectively, which represent premiums on group term life insurance coverage: Miller - $486, $471 and $566; Winterbottom - $130, $109 and $113; Milligan -
         $254, $199 and $234;  Surber - $253, $217 and $241; and Chapman - $237,
         $206 and $227.

EMPLOYMENT CONTRACTS

The above named executives, with the exception of Mr. Miller, have entered into employment contracts with the Bank. The provisions are similar for each executive, except for salary which is shown in the table above, and call for compensation in the event of a change in control of up to one year's salary, compensation in certain cases of termination by the Company and by the executive, and an agreement by the executive not to compete against the Company during the term of the executive's employment and for a period of one year after termination of the agreement, except for termination by the Company. The above executives may receive annual bonuses as recommended by the chief executive officer and approved by the Bank's Board of Directors.

Mr. Miller's compensation arrangement is covered under a consulting agreement discussed under Item 7 below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company did not have a compensation committee during the last completed fiscal year. All compensation, except for a minor amount, was paid by the Bank. The Bank did have a compensation committee consisting of Directors Connie Wimer, Robert G. Pulver, Orville E. Crowley and Harlan D. Hockenberg. All of the members of the compensation committee of the Bank were outside directors and there were no compensation committee interlocks.

EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan. The Company sponsors a profit sharing plan covering substantially all of its employees. The plan was originally established as a profit sharing plan effective January 1, 1965. It was amended to add 401(k) provisions as of April 15, 2000. The plan allows for employee contributions that are employer matched up to certain levels determined each year by the Board of Directors. The plan provides for contributions by the Company as the Board of Directors determines annually.

DIRECTOR COMPENSATION

Directors of the Company were not paid a fee during 2001. It is anticipated that Company directors will be paid a fee during 2002. The specific amount is under consideration. Regular meetings of the Board of Directors are held once each quarter during the year.

Directors of the Company also serve as directors of West Bank and received fees during 2001 of $350 for each meeting attended (ten meetings scheduled) plus $2,400 per year, $400 for loan committee meeting(s) attended and $300 for other committee meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain directors and executive officers of the Company and/or the businesses with which they are associated have had transactions with West Bank, including loans and deposits. All such loans and deposits were made in the ordinary course of business on substantially the same terms (including interest rates and collateral) as those prevailing at the same time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectability or other unfavorable features. As of December 31, 2001, the aggregate outstanding amount of all loans to directors of the Company and executive officers of the Company and West Bank was approximately $15,287,000. None of these loans are on nonaccrual status, are past due, restructured or potential problem loans.

The Bank leases two branch facilities from a company that is 33 1/3% owned by Mr. Coppola, a director of the Company and the Bank. Mr. Coppola also serves as president of the lessor. Annual lease payments on those two branch facilities total $148,912. One lease expires in 2004. The other lease expires in 2018. Both leases contain options to renew for up to 25 additional years. Terms of the leases were consummated prior to Mr. Coppola being named a director in 1996.

Mr. Miller has entered into a consulting agreement with West Des Moines State Bank whereby, in exchange for advisory services, he receives compensation of $100,000 per year. In addition, under the agreement, Mr. Miller is entitled to certain other benefits including club memberships, a company car every two years, not to exceed a cost of $30,000, trust services provided by the Bank, and legal and accounting services up to a cost of $10,000 annually. The combined value of these benefits is less than $50,000 annually. The agreement continues until the death of Mr. Miller unless terminated by the Bank for material breach by Mr. Miller or in the event he was convicted of a felony, or by Mr. Miller for material breach by the Bank. For the year 2002, the consulting agreement also calls for Mr. Miller to receive compensation equal to 2% of the net income of the Bank. In prior years, Mr. Miller was an employee with an employment contract that provided for a bonus that was based on a percentage of the Bank's net income.

ITEM 8.  LEGAL PROCEEDINGS

West Bank from time to time is a party to various legal actions arising in the normal course of business. The Company believes that there is no threatened or pending proceeding against the Company or West Bank, which, if determined adversely, would have a material adverse effect on the business or financial position of the Company or West Bank.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

NATURE OF TRADING MARKET

At December 31, 2001, the Company had approximately 420 shareholders of record. The Common Stock is trading on the Over the Counter Bulletin Board market under the symbol "WTBA". Howe, Barnes Investments, Inc., Herzog, Heine, Geduld, Inc., Keefe, Bruyette & Woods, Inc., and Monroe Securities, Inc. make a market in the Common Stock. The Common Stock is traded although not considered actively traded. It is the intent of the Company to list the Common Stock with the NASDAQ National Market. No assurance can be given that listing with NASDAQ's National Market will produce increased activity for the Common Stock. During 2001, there were 57 transfers known to the Company. These transfers were believed to involve a total of 582,000 shares. To the Company's knowledge, during 2001, sales prices ranged from $9.75 to $13.00 per share. Such prices are inter-dealer prices and the Company has no knowledge of any retail mark-ups, markdowns or commissions. The last trade known to the Company occurred on February 28, 2002 at a price of $12.45 per share. These prices are not necessarily indicative of the fair market value of the Common Stock, nor is the Company necessarily aware of all transfers or the price of those transfers. Common Stock of 3,954,258 shares is held by CEDE, Inc., the street name for the Depository Trust Corporation. The Company believes the number of shareholders for CEDE held shares is approximately 400.

As of the date of this Registration Statement: (1) there were no outstanding options or warrants to purchase any Common Stock or any outstanding securities of the Company convertible into Common Stock; (2) Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), is not available for resale of any Common Stock as the Company has not satisfied the public information requirements of that regulation; (3) the Company has not agreed to register any shares of Common Stock for resale under the Securities Act; and (4) there are no shares of Common Stock that are being, or have been publicly proposed to be, publicly offered by the Company.

DIVIDEND HISTORY

The Company initiated the payment of cash dividends to its shareholders in 1988. Through 2001, the amount of dividends paid has increased every year except 1991 when the dividend amount remained the same as 1990. During 2001, the Company paid a cash dividend of $.60 per share compared to cash dividends of $.58 in 2000 and $.53 in 1999. Dividend declarations are evaluated and determined by the Board of Directors on a quarterly basis. Quarterly dividends paid during the last two years were as follows:

           2001                                              2000
------------------------------                  --------------------------------
1st Quarter    $0.15 per share                  1st Quarter      $0.14 per share
2nd Quarter     0.15 per share                  2nd Quarter       0.14 per share
3rd Quarter     0.15 per share                  3rd Quarter       0.15 per share
4th Quarter     0.15 per share                  4th Quarter       0.15 per share

During 2002, the Company has continued its practice of quarterly dividend payments with a dividend of $.15 per share paid on January 28, 2002.

The Company intends to continue its policy of paying cash dividends on its Common Stock in amounts not less than those paid in recent periods. The ability of the Company to continue to pay such dividends will depend primarily upon the earnings of West Bank and its ability to pay dividends to the Company. It is anticipated that West Bank will continue to pay dividends on a regular basis in the future.

The ability of West Bank to pay dividends is governed by various statutes. West Bank, as a state bank, is restricted under Iowa to from paying dividends only out of undivided profits. These statutes provide that no bank shall declare or pay any dividends in an amount greater than its retained earnings, without approval from governing regulatory bodies. In addition, applicable bank regulatory authorities have the power to require any bank to suspend the payment of any and all dividends until the bank shall have complied with all requirements that may have been imposed by such authorities.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has not engaged in any sales of its Common Stock during the past three years.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

GENERAL

The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, No Par Value, which constitutes the class of securities being registered pursuant to this Registration Statement. As of December 31, 2001, 16,060,271 shares of such Common Stock were issued and outstanding. There is no preferred or other capital stock authorized. Each share of Common Stock has the same relative rights as, and is identical in all other respects to, each other share of Common Stock. The shares of Common Stock are non-assessable when issued upon payment of the full consideration therefor as established by the Board of Directors.

VOTING RIGHTS

Each share of common stock is entitled to one vote upon each matter submitted to a vote of the shareholders, including the election of directors. There is no right to cumulative voting in the election of directors. A majority of the shares entitled to vote at any meeting, represented in person or by proxy, constitutes a quorum for conducting business. The affirmative vote of the majority of the shares represented at any meeting at which a quorum is present shall be the act of the shareholders, unless a greater vote is required by law. Shareholders are entitled to vote by proxy, provided that a proxy shall be valid only if given in writing and for the meeting specified therein.

CLASSIFICATION OF BOARD OF DIRECTORS

The Board of Directors of the Company currently consists of ten (10) members. Each member is elected at the annual shareholders' meeting to serve until the next annual meeting of shareholders and until a successor is duly elected and qualified.

DIVIDEND RIGHTS

The Company may pay dividends as declared from time to time by the Board of Directors in its sole discretion out of funds legally available for the payment of dividends. The holders of Common Stock will be entitled to receive and share equally in all such dividends as may be declared by the Board of Directors. The ability of the Company to pay dividends will depend on the amount of dividends paid to it by West Bank. The dividend restrictions imposed on West Bank by statute and regulation may effectively limit the amount of dividends the Company can pay. See Item 5 of this Registration Statement. In addition, under Iowa corporate law, the Board of Directors is barred from making any dividend payment if, after giving effect to such payment, the Company is either unable to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities.

NO PREEMPTIVE RIGHTS

The shareholders do not have any preemptive rights to acquire unissued shares of Common Stock upon a decision by the Board of Directors to issue such shares.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation limit the liability of the directors to the fullest extent permitted by Iowa law. As so limited, no director shall be personally liable to the Company or the shareholders, for monetary damages for breach of fiduciary duty as a director, except to the extent of any liability arising from: (1) any breach of the director's duty of loyalty to the Company;
(2) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) any transaction from which the director derives an improper personal benefit; or (4) for any distribution (i.e., a dividend or repurchase of stock) in violation of the applicable provision of the Iowa Business Corporation Act.

The Bylaws of the Company authorize the Company to indemnify its directors, officers, employees and agents, and any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, to the fullest extent permitted by the Iowa Business Corporation Act (except to the extent limited by any federal banking laws or regulations); provided: (1) no such indemnified person shall be indemnified with respect to any action, suit or proceeding in which such indemnified person is finally adjudged to have been negligent in the performance of his or her duties or to have committed an act or failed to perform a duty for which there is common law or statutory liability; and (2) no such indemnified person shall be entitled to indemnification with respect to any settlement of any action, suit or proceeding unless the Board of Directors of the Company, by majority vote of the directors who were not parties to such action, suit or proceeding, shall have first approved the proposed settlement. Under the Iowa Business Corporation act, a corporation may indemnify a director, officer, employee or agent if the person acted in good faith and if the person reasonably believed: (1) in the case of conduct in the person's official capacity with the corporation, that the person's conduct was in the corporation's best interest; or (2) in all other cases, that the person's conduct was at least not opposed to the corporation's best interest. To the extent that the indemnification provisions of the Bylaws may provide indemnification to directors, officers, employees and agents of the Company for liabilities arising under the Securities Act, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Bylaws authorize the Company to purchase and maintain insurance on behalf of persons entitled to indemnification. The Company currently has such insurance in force with a liability limit of $2,000,000 per policy period.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements listed under Item 15 are filed as part of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

The following consolidated financial statements of the Company are filed as part of this Registration Statement:

1.   Independent Auditors' Report dated January 14, 2002.

2.   Consolidated Balance Sheets at December 31, 2001 and 2000.

3. Consolidated Statements of Income for Years Ended December 31, 2001, 2000 and 1999.

4. Consolidated Statements of Stockholders' Equity for Years Ended December 31, 2001, 2000 and 1999.

5. Consolidated Statements of Cash Flows for Years Ended December 31, 2001, 2000 and 1999.

6.   Notes to Consolidated Financial Statements.


The Exhibits filed as a part of this Registration Statement are described in the
Exhibit Index immediately following the consolidated financial statements included herein.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has fully caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 8th day of March, 2002


                                           WEST BANCORPORATION, INC.


                                           By:  /s/ David L. Miller
                                           ------------------------------------
                                           David L. Miller, Chairman, President
                                           and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER

3.1      Restated Articles of Incorporation of the Company
3.2      Bylaws of the Company
10.1     Lease
10.2     Supplemental
10.3     Short-Term Lease
10.4     Assignment
10.5     Lease Modification Agreement No. 1
10.6     Memorandum of Real Estate Contract
10.7     Affidavit
10.8     Addendum to Lease
10.9     Data Processing Contract
10.10    Employment Contract
10.11    Consulting Contract
21       Subsidiaries of the Company

                           WEST BANCORPORATION, INC.

                                 AND SUBSIDIARY

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2001

                                    Contents

--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT ON THE
   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
   Consolidated balance sheets Consolidated statements of income Consolidated statements of stockholders' equity Consolidated statements of cash flows Notes to consolidated financial statements

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
West Bancorporation, Inc.
West Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of West Bancorporation, Inc. and subsidiary, as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Bancorporation, Inc. and subsidiary, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ McGladrey & Pullen, LLP
---------------------------
Des Moines, Iowa
January 14, 2002

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS                                                             2001             2000
-------------------------------------------------------------------------------------------
Cash and due from banks ...................................   $  34,461,369   $  23,561,887
Federal funds sold and other short term investments .......      93,988,871       2,948,869
                                                              -----------------------------
         Cash and cash equivalents ..........................   128,450,240      26,510,756

Securities available for sale (Notes 2, 6, and 7) .........      32,959,504     209,302,671
Securities held to maturity (Notes 2, 6, and 7) ...........     153,383,948      71,936,556
Federal Home Loan Bank stock, at cost (Note 7) ............       3,129,700      11,131,900
Loans, net of allowance for loan losses (Notes 3, 6, and 7)     489,158,452     495,884,454
Premises and equipment, net (Note 4) ......................       1,147,150       1,059,640
Accrued interest receivable ...............................       5,102,592       8,261,808
Other assets (Note 8) .....................................       2,638,656       3,788,585
                                                              -----------------------------

                                                              $ 815,970,242   $ 827,876,370
                                                              =============================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits:

    Noninterest bearing demand (Note 2) ...................   $ 144,512,495   $ 122,575,073
    Savings and interest bearing demand ...................     281,300,243     224,628,017
    Time, in excess of $100,000 (Note 5) ..................     102,879,173     149,815,596
    Other time (Note 5) ...................................      43,038,379      50,264,425
                                                               ----------------------------
         Total deposits ...................................     571,730,290     547,283,111

  Federal funds purchased and securities sold under
   agreements to repurchase ................................    107,831,935     154,117,095
  Other short-term borrowings (Notes 2 and 6) ..............      6,000,000       3,612,061
  Accrued expenses and other liabilities ...................      3,395,756       4,018,759
  Long-term borrowings (Note 2, 3, and 7) ..................     48,000,000      48,000,000
                                                               -----------------------------
         Total liabilities .................................    736,957,981     757,031,026
                                                               -----------------------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY
  Common stock, no par value; authorized 25,000,000 shares;
   shares issued and outstanding:  2001 and 2000, 16,060,27       3,000,000       3,000,000
  Additional paid-in capital ..............................      32,000,000      32,000,000
  Retained earnings .......................................      43,374,281      37,274,004
  Accumulated other comprehensive income (loss) ...........         637,980      (1,428,660)
                                                              -----------------------------
         Total stockholders' equity .......................      79,012,261      70,845,344
                                                              -----------------------------

                                                              $ 815,970,242   $ 827,876,370
                                                              =============================

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED  STATEMENTS OF INCOME Years Ended December 31, 2001,  2000 and 1999

                                                             2001          2000          1999
--------------------------------------------------------------------------------------------------
Interest income:
  Loans ................................................   $39,322,663   $42,671,003   $36,119,554
  Securities:
    U.S. Treasury, government agencies, and corporations     9,945,440    15,646,947    14,046,519
    States and political subdivisions ..................     1,570,671     1,407,993     1,171,769
    Other ..............................................       394,246     1,081,589       677,588
  Federal funds sold and other short term investments ..     3,381,198       391,314       176,805
                                                           ---------------------------------------
         Total interest income .........................    54,614,218    61,198,846    52,192,235
                                                           ---------------------------------------

Interest expense:
  Demand and savings deposits ..........................     7,069,318     8,177,360     6,922,467
  Time deposits ........................................     9,007,791    11,176,598     8,540,481
  Federal funds purchased and securities sold under
   agreements to repurchase ............................     5,971,626    11,550,858     6,320,603
  Other short-term borrowings ..........................        90,122       159,520       113,975
  Long-term borrowings .................................     2,813,531     2,574,396     1,922,601
                                                           ---------------------------------------
         Total interest expense ........................    24,952,388    33,638,732    23,820,127
                                                           ---------------------------------------

         Net interest income ...........................    29,661,830    27,560,114    28,372,108

Provision for loan losses ..............................     1,062,500     1,190,000        290,00
                                                           ---------------------------------------

         Net interest income after provision for
          loan losses ..................................    28,599,330    26,370,114    28,082,108
                                                           ---------------------------------------

Noninterest income:
  Service charges on deposit accounts ..................     4,463,921     4,088,052     3,243,449
  Trust services .......................................       531,495       489,057       597,530
  Other income .........................................     1,318,640     1,101,092     1,010,821
                                                           ---------------------------------------
         Total noninterest income ......................     6,314,056     5,678,201     4,851,800
                                                           ---------------------------------------

Noninterest expenses:

  Salaries and employee benefits .......................     6,044,441     6,025,351     5,631,895
  Occupancy expenses ...................................     1,225,553     1,153,445     1,071,046
  Data processing expenses .............................       993,274       862,257       894,929
  Other expenses .......................................     2,216,639     1,554,945     1,917,070
                                                           ---------------------------------------
         Total noninterest expenses ....................    10,479,907     9,595,998     9,514,940
                                                           ---------------------------------------

         Income before income taxes ....................    24,433,479    22,452,317    23,418,968

Income taxes (Note 8) ..................................     8,697,039     8,035,875     8,465,602
                                                           ---------------------------------------
         Net income ....................................   $15,736,440   $14,416,442   $14,953,366
                                                           =======================================
Basic earnings per share ...............................   $      0.98   $      0.90   $      0.93
                                                           =======================================

See Notes to Consolidated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2001, 2000 and 1999

                                                                                                        Accumulated
                                                                               Additional                   Other         Total
                                                Comprehensive      Common        Paid-In      Retained  Comprehensive  Stockholders'
                                                   Income           Stock        Capital      Earnings   Income (Loss)    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 .....................                $  3,000,000  $ 22,000,000  $ 35,785,385  $    258,341 $ 61,043,726
  Comprehensive income:
    Net income .................................  $ 14,953,366            --            --    14,953,366         --      14,953,366
    Other comprehensive income, unrealized
      gains on securities, net of reclassifica-
      tion adjustment, net of tax (Note 2) .....    (6,305,922)           --            --            --   (6,305,922)   (6,305,922)
                                                  ------------
         Total comprehensive income ............  $  8,647,444
                                                  ============
Cash dividends ($.53 per share) ..............                            --            --    (8,566,232)          --    (8,566,232)
  Transfer of retained earnings to additional
    paid-in capital                                                       --    10,000,000   (10,000,000)          --            --
                                                                 -------------------------------------------------------------------
Balance, December 31, 1999 .....................                   3,000,000    32,000,000    32,172,519    (6,047,581)  61,124,938
  Comprehensive income:
    Net income .................................  $ 14,416,442            --            --    14,416,442         --      14,416,442
    Other comprehensive income, unrealized
      gains on securities, net of reclassifica-
      tion adjustment, net of tax (Note 2) ......    4,618,921            --            --            --    4,618,921     4,618,921
                                                  ------------
         Total comprehensive income ............  $ 19,035,363
                                                  ============
  Cash dividends ($.58 per share) ...............                         --            --    (9,314,957)           --   (9,314,957)
                                                                 -------------------------------------------------------------------
Balance, December 31, 2000 .....................                   3,000,000    32,000,000    37,274,004    (1,428,660)  70,845,344
  Comprehensive income:
    Net income .................................  $ 15,736,440            --            --    15,736,440           --    15,736,440
    Other comprehensive income, unrealized
    gains on securities, net of reclassifica-
    tion adjustment, net of tax (Note 2) .......     2,066,640            --            --            --     2,066,640    2,066,640
                                                  ------------
         Total comprehensive income ............  $ 17,803,080
                                                  ============
  Cash dividends ($.60 per share) ...............                         --            --    (9,636,163)           --   (9,636,163)
                                                                --------------------------------------------------------------------
Balance, December 31, 2001 .....................                $  3,000,000  $ 32,000,000 $  43,374,281   $   637,980 $ 79,012,261
                                                                ====================================================================

See Notes to Consolidated Financial Statements

WEST BANCORPORATION, INC. AND SUBSIDIARY

--------------------------------------------------------------------------------
CONSOLIDATED  STATEMENTS OF CASH FLOWS Years Ended  December 31, 2001,  2000 and
1999

                                                                            2001             2000            1999
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ......................................................   $  15,736,440    $  14,416,442    $  14,953,366
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses .......................................     1,062,500        1,190,000          290,000
    Amortization and accretion ......................................        99,592           78,838           79,982
    (Gain) on sale of securities ....................................            --             (809)              --
    Proceeds from sales of loans held for sale ......................     9,724,283          959,950               --
    Originations of loans held for sale .............................   (10,018,283)      (1,037,950)              --
    Depreciation ....................................................       153,429          131,937          124,355
    Deferred income taxes ...........................................      (145,943)         (91,453)        (103,597)
    Change in assets and liabilities:
      Decrease (increase) in accrued interest receivable ............     3,159,216       (1,867,281)        (494,234)
      Increase (decrease) in accrued expenses and other liabilities .      (623,003)       1,034,235           37,680
                                                                      -----------------------------------------------
         Net cash provided by operating activities ..................    19,148,231       14,813,909       14,887,552
                                                                      -----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales, calls, and maturities of securities
   available for sale ..............................................    171,795,782        2,017,078       33,288,965
  Purchase of securities available for sale ........................             --               --      (24,024,418)
  Proceeds from maturities and calls of securities held to maturity      76,955,000       12,793,190       24,144,405
  Purchases of securities held to maturity .........................    (151,012,328)     (40,498,096)    (26,688,183)
  Proceeds from redemption (purchase) of Federal
   Home Loan Bank stock ............................................      8,002,200        1,330,900       (7,711,400)
  Net decrease (increase) in loans .................................      5,957,502      (26,960,913)     (77,487,986)
  Purchases of bank premises and equipment .........................       (240,939)        (104,268)        (202,601)
  Change in other assets ...........................................        420,241          719,632          491,419
                                                                      -----------------------------------------------
         Net cash provided by (used in) investing activities .......    111,877,458      (50,702,477)     (78,189,799)
                                                                      -----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits ........................................      24,447,179        5,320,874       56,384,699
  Net change in federal funds purchased and securities
   sold under agreements to repurchase .............................    (46,285,160)      22,314,181       (2,457,865)
  Net change in other short-term borrowings ........................      2,387,939       (1,231,313)       2,764,419
  Proceeds from long-term borrowings ...............................     10,000,000       20,000,000        5,000,000
  Principal payments on long-term borrowings .......................    (10,000,000)      (5,000,000)     (10,000,000)
  Cash dividends ...................................................     (9,636,163)      (9,314,957)      (8,566,232)
                                                                      -----------------------------------------------
         Net cash provided by (used in) financing activities .......    (29,086,205)      32,088,785       43,125,021
                                                                      -----------------------------------------------

         Net increase (decrease) in cash and cash equivalents ......    101,939,484       (3,799,783)     (20,177,226)

CASH AND CASH EQUIVALENTS
  Beginning ........................................................     26,510,756       30,310,539       50,487,765
                                                                      -----------------------------------------------
  Ending ...........................................................  $ 128,450,240    $  26,510,756    $  30,310,539
                                                                      ===============================================

                                   (Continued)


WEST BANCORPORATION, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) Years Ended December 31, 2001,
2000 and 1999

                                         2001          2000         1999
--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION
Cash payments for:
Interest ...........................  $26,416,080  $32,293,098   $22,046,599
Income taxes .......................    8,393,795    8,635,910     8,698,001

See Notes to Consolidated Financial Statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1. Organization and Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business: West Bancorporation, Inc. (the Holding Company), is a holding company which has a wholly-owned subsidiary, West Des Moines State Bank, (the Bank) (referred to collectively as the Company). The Bank is state chartered and has its main office in West Des Moines, Iowa, and seven branches located in the Des Moines metropolitan area.

Significant accounting policies:

   Accounting estimates and assumptions: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expense for the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses.

   Consolidation policy: The consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

   Other  comprehensive   income:  The  Financial   Accounting  Standards  Board
   (FASB)Statement No. 130 requires unrealized gains and losses on the Company's securities available for sale to be included in comprehensive income.

   Cash and cash equivalents: For the statement of cash flow purposes, the Company considers cash due from banks, federal funds sold and short term investments, including money market mutual funds, to be cash and cash equivalents.

   Securities: Securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of accumulated other comprehensive income, net of deferred income taxes. Available for sale securities may be sold for general liquidity needs, response to market interest rate fluctuations, implementation of asset-liability management strategies, funding increased loan demand, changes in securities prepayment risk, or other similar factors. Realized gains and losses on sales are computed on a specific identification basis.

   Securities held to maturity are carried at amortized cost and consist of debt securities for which the Company has the positive intent and the ability to hold to maturity. Securities held to maturity are stated at cost, net of premium amortization and discount accretion.

   Declines in the fair value of individual securities, classified as either held to maturity or available for sale below their amortized cost, that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


   Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

   Loans: Loans are stated at the principal amounts outstanding reduced by the allowance for loan losses, unearned discount, and unearned loan fees with interest income recognized on the interest method based upon those outstanding loan balances.

   A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

   Loan origination fees and direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

   Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans, based on an evaluation of the collectability of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

   Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

   Trust assets: Assets held by the Bank in fiduciary or agency capacities are not included in the consolidated financial statements.

   Income taxes: The Company files a consolidated federal income tax return. Income tax expense is generally allocated as if the Holding Company and Bank file separate income tax returns. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the changes between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is more likely than not that some portion or all of the defined tax assets will not be realized.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
   Earnings per share: Earnings per share represents income available to common shareholders divided by the weighted average number of shares outstanding during the period.

   Presented below is the numerator and denominator used in the computations for earnings per common share for the years ended December 31: (The Company has no common equivalent shares that could cause dilution.)

                                              2001         2000        1999
                                           -------------------------------------

    Numerator, income available to common
     stockholders                          $15,736,440  $14,416,442 $14,953,366
                                           =====================================

    Denominator, weighted-average
     shares outstanding                     16,060,271   16,060,271  16,060,271
                                           =====================================

    Basic earnings per common share        $      0.98  $      0.90 $      0.93
                                           =====================================


   Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the current year's presentation, with no effect on net income or stockholders' equity.

New accounting pronouncements: In July 2001, FASB issued two statements, Statement 141, Business Combinations and Statement 142, Goodwill and Other Intangible Assets. Statement 141 eliminates the pooling method for accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. It also requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life, and requires the carrying value of goodwill which exceeds its implied fair value to be recognized as an impairment loss.

The provisions of FASB Statement 141 apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The provisions of FASB Statement 142 are required to be implemented by the Company in the first quarter of its 2002 fiscal year. The Company does not expect the adoption of these Statements to have a material effect on the Company.

The FASB has also issued Statement 143, Accounting for Asset Retirement Obligations and Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets relating to long-lived assets. The Company does not expect the adoption of these Statements to have an effect on the Company.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 2.  Securities

Securities available for sale are as follows as of December 31, 2001 and 2000:

                                                                   2001
                                      -------------------------------------------------------------
                                                         Gross           Gross
                                        Amortized      Unrealized      Unrealized          Fair
                                          Cost            Gains          Losses            Value
                                      -------------------------------------------------------------
U.S. Government agencies
  and corporations .................  $ 28,990,703   $    885,504    $         --      $ 29,876,207
State and political subdivisions ...     2,872,963        143,996              --         3,016,959
Mortgage-backed securities ........         66,839            --             (501)           66,338
                                      -------------------------------------------------------------
                                      $ 31,930,505   $   1,029,500    $      (501)     $ 32,959,504
                                      =============================================================



                                                                    2000
                                      -------------------------------------------------------------
                                                           Gross          Gross
                                        Amortized       Unrealized     Unrealized          Fair
                                           Cost            Gains          Losses           Value
                                      -------------------------------------------------------------

U.S. Government agencies
  and corporations .................   $210,729,564   $    152,547    $(2,462,863)     $208,419,248
State and political subdivisions ...        735,000          6,628             --           741,628
Mortgage-backed securities .........        117,400             --           (605)          116,795
Other ..............................         25,000             --             --            25,000
                                       ------------------------------------------------------------
                                       $211,606,964   $    159,175    $(2,463,468)     $209,302,671
                                       ============================================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 2. Securities

Securities held to maturity are as follows as of December 31, 2001 and 2000:

                                                                    2001
                                       ------------------------------------------------------------
                                                           Gross          Gross
                                            Amortized    Unrealized     Unrealized        Fair
                                              Cost         Gains          Losses          Value
                                       ------------------------------------------------------------
U.S. Treasury ......................   $  1,997,952   $     35,798    $        --      $  2,033,750
U.S. Government agencies
  and corporations .................    103,459,901        645,401       (182,819)      103,922,483
State and political subdivisions ...     31,475,879        403,924       (160,839)       31,718,964
Corporate notes and other
  investments ......................     16,450,216         51,205       (284,756)       16,216,665
                                       ------------------------------------------------------------
                                       $153,383,948   $  1,136,328    $  (628,414)     $153,891,862
                                       ============================================================

                                                                  2000
                                       ------------------------------------------------------------
                                                           Gross
                                         Amortized      Unrealized      Unrealized           Fair
                                             Cost          Gains           Losses            Value
                                       ------------------------------------------------------------

U.S. Treasury ......................   $  1,991,757   $     28,243    $        --      $  2,020,000
U.S. Government agencies
  and corporations .................     46,140,719        172,140        (73,125)       46,239,734
State and political subdivisions ...     23,804,080        101,485       (141,161)       23,764,404
                                       ------------------------------------------------------------
                                       $ 71,936,556   $    301,868    $  (214,286)     $ 72,024,138
                                       ============================================================

The amortized cost and fair value of securities available for sale as of December 31, 2001 and 2000, by contractual maturity are shown below:

                                                     2001                         2000
                                         ---------------------------------------------------------
                                           Amortized        Fair         Amortized       Fair
                                             Cost          Value           Cost         Value
                                         ---------------------------------------------------------
  Due in one year or less .............. $ 10,000,000   $ 10,230,243   $         --   $         --
  Due after one year through five years    15,792,542     16,462,813    150,086,394    149,138,632
  Due after five years through ten years    2,000,000      2,002,976     45,495,570     44,626,320
  Due after ten years ..................    4,137,963      4,263,472     16,025,000     15,537,719
                                         ---------------------------------------------------------
                                         $ 31,930,505   $ 32,959,504   $211,606,964   $209,302,671
                                         =========================================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
The amortized cost and fair value of securities held to maturity as of December 31, 2001 and 2000, by contractual maturity are shown below:

                                                 2001                                  2000
                                         ---------------------------   ---------------------------
                                          Amortized         Fair          Amortized           Fair
                                            Cost            Value           Cost             Value
                                         ---------------------------------------------------------
  Due in one year or less .............. $ 17,296,404   $ 17,355,675   $  7,245,431   $  7,237,041
  Due after one year through five years   117,716,291    118,170,854     55,527,696     55,728,791
  Due after five years through ten years    7,794,542      7,825,903      5,130,944      5,024,850
  Due after ten years ..................   10,576,711     10,539,430      4,032,485      4,033,456
                                         ---------------------------------------------------------
                                         $153,383,948   $153,891,862   $ 71,936,556   $ 72,024,138
                                         =========================================================

For the years ended December 31, 2001, 2000 and 1999, proceeds from sales of securities available for sale amounted to $0, $1,103,015 and $0, respectively. Security gains of $0, $809 and $0, were realized for the years ended December 31, 2001, 2000 and 1999, respectively.

Securities with a carrying amount amortized costs of approximately $105,453,000 and $217,633,500 as of December 31, 2001 and 2000, respectively, were pledged as collateral on the treasury tax and loan option notes, repurchase agreements, federal funds purchased, FHLB notes payable, and for other purposes as required or permitted by law or regulation.

The components of other comprehensive income, unrealized gains (losses) on securities, net of tax for the years ended December 31, 2001, 2000 and 1999, are as follows:

                                                                    2001            2000            1999
                                                               --------------------------------------------
  Unrealized holding gains (losses) arising during the period  $  3,333,292    $  7,483,461    $(10,215,594)

  Less reclassification adjustment for (gains) realized in net
     income ..................................................           --            (809)             --
                                                               --------------------------------------------
        Other comprehensive income, net unrealized
          gains (losses) before tax benefit (expense) ......      3,333,292       7,482,652     (10,215,594)

  Tax benefit (expense) ....................................     (1,266,652)     (2,863,731)      3,909,672
                                                               --------------------------------------------
  Other comprehensive income, net unrealized
          gains (losses) on securities, net of tax ..........  $  2,066,640    $  4,618,921    $ (6,305,922)

                                                               ============================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 3.  Loans

Loans are as follows, as of December 31, 2001 and 2000:

                                                 2001                2000
                                            --------------------------------

Commercial                                  $ 226,182,538       $234,088,689
Real estate:
  Construction, land, and land development     33,954,098         16,249,532
  1 - 4 family residential                     71,628,342         81,982,902
  Commercial                                  138,408,758        138,705,353
Consumer and other loans                       23,333,194         29,221,493
                                            --------------------------------
                                              493,506,930        500,247,969
                                            --------------------------------

Allowance for loan losses                       4,239,990          4,194,498
Unearned discount and loan fees                   108,488            169,017
                                            --------------------------------
                                                4,348,478          4,363,515
                                            --------------------------------

                                            $ 489,158,452       $495,884,454
                                            ================================

The loan portfolio includes approximately $305,571,000 and $324,525,000 of fixed rate loans and $187,936,000 and $175,723,000 of variable rate loans as of December 31, 2001 and 2000, respectively.

Loans of approximately $583,000 and $1,437,000 as of December 2001 and 2000, respectively, were pledged as collateral on the treasury tax and loan option notes and for other purposes as required or permitted by regulation.

Changes in the allowance for loan losses were as follows for the years ended December 31, 2001, 2000, and 1999:

                                     2001          2000          1999
                                -----------------------------------------

Balance, at beginning of year    $ 4,194,498   $ 4,040,450   $ 3,871,707
Provision for loan losses          1,062,500     1,190,000       290,000
Recoveries                            66,316       140,307        78,596
Charge-offs                       (1,083,324)   (1,176,259)     (199,853)
                                -----------------------------------------
Balance, at end of year          $ 4,239,990   $ 4,194,498   $ 4,040,450
                                =========================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Impaired loans (nonaccrual loans) were approximately $878,000 and $705,000 as of December 31, 2001 and 2000, respectively. The total allowance for loan losses related to these loans was approximately $87,800 and $70,500 as of December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans during 2001 and 2000 was approximately $696,000 and $380,000, respectively. Interest income on impaired loans was insignificant during 2001 and 2000.

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

Loan transactions with related parties were as follows for the years ended December 31, 2001 and 2000:

                                            2001                2000
                                        ---------------------------------

Balance, beginning of year               $ 32,840,527        $31,754,723
New loans                                   2,900,184         10,572,962
Repayments                                 (6,788,548)        (9,487,158)
Reductions due to director retirements    (13,664,735)                 -
                                        ---------------------------------
Balance, end of year                     $ 15,287,428        $32,840,527
                                        =================================


Note 4.  Bank Premises and Equipment

Bank premises and equipment are as follows as of December 31, 2001 and 2000:

                                          2001               2000
                                      -----------------------------

Land                                  $   56,000         $   56,000
Building                                 195,793            195,793
Equipment                              2,482,919          2,241,981
Leasehold improvements                   832,129            832,129
                                      -----------------------------
                                       3,566,841          3,325,903
Accumulated depreciation               2,419,691          2,266,263
                                      -----------------------------
                                      $1,147,150         $1,059,640
                                      =============================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 5.  Deposits

At December 31, 2001, the approximate scheduled maturities of time deposits are as follows:

2002                                      $ 82,485,779
2003                                        47,494,561
2004                                        15,460,623
2005                                           277,838
2006 and thereafter                            198,751
                                           -----------
                                          $145,917,552
                                          ============

Note 6.  Short-Term Borrowings

Short-term borrowings as of December 31, 2001 and 2000, and the related interest expense for the years 2001, 2000, and 1999 consisted of Treasury, Tax, and Loan option notes.

The notes are collateralized by certain loans and investment securities.

Note 7.  Long-Term Borrowings

At December 31, 2001, long-term borrowings consist of the following Federal Home Loan Bank (FHLB) advances:

                        Interest                 Next Call     Call
        Amount            Rate      Maturity       Date      Frequency
--------------------------------------------------------------------------------

          $ 10,000,000    5.24%    01/28/2008   01/26/2002   Quarterly
            10,000,000    5.39     03/31/2008   04/02/2002   Quarterly
             3,000,000    5.63     03/31/2008   03/31/2003   Quarterly
             5,000,000    4.99     09/11/2008   09/11/2002   Quarterly
            20,000,000    5.96     03/10/2010   03/12/2002   Quarterly
          ------------
          $ 48,000,000
          ============

The advances are collateralized by FHLB stock, investment securities, and real estate loans as required by the FHLB's collateral policy.

At December 31, 2001, the Bank had arrangements to borrow $60 million in unsecured federal funds lines of credit at correspondent banks which are available under the correspondent bank's normal terms. These lines expire at various times through December 2002. There were no amounts outstanding under these arrangements at December 31, 2001.

Note 8. Income Taxes

The components of income tax expense are as follow for the years ended December 31, 2001, 2000 and 1999:

                  2001              2000               1999
              -------------------------------------------------

Current:
Federal       $ 7,603,709        $ 7,002,528        $ 7,390,099
State           1,239,273          1,124,800          1,179,100
Deferred         (145,943)           (91,453)          (103,597)
              --------------------------------------------------
              $ 8,697,039        $ 8,035,875        $ 8,465,602
              ==================================================

Total income tax expense  differed from the amounts  computed by applying the U.
S. Federal income tax rates of 35% to income before income taxes s a result of the following:

                                              Years Ended December 31,
                             ------------------------------------------------------------
                                    2001                2000                 1999
                             ------------------------------------------------------------
                                        Percent             Percent              Percent
                                       of Pretax           of Pretax            of Pretax
                               Amount   Income      Amount   Income    Amount    Income
                             ------------------------------------------------------------
Computed "expected" tax
  expense .................. $8,551,719  35.0%   $7,858,310  35.0%  $8,196,639    35.0%
State income tax, net of
  federal income tax benefit    796,055   3.3%      731,120   3.3%     766,415     3.3%
Tax-exempt interest income     (784,765) (3.2)%    (715,874) (3.2)%   (602,248)   (2.6)%
Non-deductible interest
  expense to own
  tax-exempt securities         121,249   0.5%      148,557   0.7%      80,626     0.4%
Other, net ...............       12,781   0.0%       13,762   0.0%      24,170     0.1%
                             ----------------------------------------------------------
                             $8,697,039  35.6%   $8,035,875  35.8%  $8,465,602    36.2%
                             ==========================================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 8.  Income Taxes

Net deferred tax assets consist of approximately the following as of December 31, 2001 and 2000.
                                                           2001        2000
                                                       -----------------------

  Deferred tax assets:
   Allowance for loan losses                            $1,611,000 $ 1,594,000
   Net unrealized loss on securities available for sale          -     875,630
   State net operating loss carryforward                    56,900      77,200
   Other                                                   140,000     119,000
                                                        ----------------------
                                                         1,807,900   2,665,830
                                                        ----------------------

  Deferred income tax liabilities:
   Deferred loan fees                                      368,000     419,000
  Net unrealized gain on securities available for sale     391,019           -
  Other                                                    158,058     215,000
                                                       -----------------------
                                                           917,077     634,000
                                                       -----------------------

  Net deferred tax asset before valuation allowance        890,823   2,031,830
  Valuation allowance for deferred tax asset               (56,900)    (77,200)
                                                       -----------------------

         Net deferred tax asset                          $ 833,923  $1,954,630
                                                       =======================

The net deferred tax asset is included on the consolidated Balance Sheet in other assets.

The Company has approximately $949,000 of operating loss carryforwards available to the Holding Company to offset future state taxable income. The Company has recorded a valuation allowance against the tax effect of those net operating loss carryforwards as management believes it is more likely than not that such carryforwards will expire without being utilized. The state operating loss carryforwards expire as follows:

Year expiring:
2002                                                     $ 277,000
2003                                                       217,000
2004                                                       209,000
2005                                                        84,000
2006 and thereafter                                        162,000
                                                         ---------
                                                         $ 949,000
                                                         =========

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 9.  Regulatory Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes as of December 31, 2001, the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
The Holding Company's capital amounts and ratios are as follows:

                                                                          To Be Well
                                                                       Capitalized Under
                                                    For Capital        Prompt Corrective
                                  Actual          Adequacy Purposes    Action Provisions
                          ---------------------------------------------------------------
                             Amount     Ratio       Amount    Ratio     Amount     Ratio
                          ---------------------------------------------------------------
As of December 31, 2001:
  Total Capital (to Risk-
   Weighted Assets)          $ 82,534,000   13.6%   $ 48,737,000  8.0%  $ 60,921,000  10.0%
  Tier I Capital (to Risk-
   Weighted Assets)            78,294,000   12.9      24,368,000  4.0     36,552,000   6.0
  Tier I Capital (to
   Average Assets)             78,294,000    9.3     33,795,000   4.0     42,244,000   5.0

As of December 31, 2000:
  Total Capital (to Risk-
   Weighted Assets)          $ 76,351,000   13.6%   $ 44,942,000  8.0%  $ 56,177,000  10.0%
  Tier I Capital (to Risk-
   Weighted Assets)            72,157,000   12.8      22,471,000  4.0     33,706,000   6.0
  Tier I Capital (to
   Average Assets)             72,157,000    8.6      33,434,000  4.0     41,792,000   5.0

The Bank is restricted as to the amount of dividends which may be paid without prior regulatory approval. The Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above. As of December 31, 2001, the Bank had approximately $25 million of retained earnings available for dividends.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 10. Commitments and Contingencies and Related-Party Leases

The Company leases real estate under several noncancelable operating lease agreements. Rent expense was approximately $666,000, $670,000 and $619,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company leases certain real estate from a director of the Company. Terms of the noncancelable operating leases were consummated prior to the director being named by the Company in 1996. Rent expense to the related party was approximately $149,000, $155,000, and $137,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The approximate total minimum rental commitments as of December 31, 2001, are as follows:

                              Related Party         Total
                              -----------------------------

2002                          $ 149,000          $ 463,000
2003                            149,000            344,000
2004                            122,000            318,000
2005                             55,000            236,000
2006                             55,000            221,000
Thereafter                      649,000          2,011,000
                              -----------------------------
                              $1,179,000        $ 3,593,000
                              =============================


Required reserve balances: The Bank is required to maintain an average reserve balance with the Federal Reserve Bank. Required reserve balances were approximately $698,000 and $655,000 as of December 31, 2001 and 2000, respectively.

Financial instruments with off-balance-sheet risk: The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on balance sheet instruments. The Company's commitments as of December 31, 2001 and 2000, are approximately as follows:

                                                  2001              2000
                                            --------------------------------

Commitments to extend credit                $ 131,302,000       $113,176,000
Standby letters of credit                       8,172,000         10,188,000
                                            --------------------------------
                                            $ 139,474,000       $123,364,000
                                            ================================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Concentrations of credit risk: Substantially all of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area (a 50-mile radius of the greater Des
Moines, Iowa, metropolitan area). Securities issued by state and political subdivisions involve governmental entities within the state of Iowa. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

Contingencies: In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 11. Profit Sharing Plan

The Company sponsors a profit sharing plan covering substantially all of its employees. The plan provides for contributions the Board of Directors determines annually. Profit sharing expense for the years ended December 31, 2001, 2000, and 1999, was approximately $224,000, $220,000, and $278,000, respectively.

During 2000, the Company added a 401(k) feature to this plan. The plan allows eligible employees to defer a portion of their compensation ranging from 1% to 12%. The Company is required to match a portion of the employees' contribution. The Company's match is 100% of the first 2% of employee deferral and 50% of the next 2% of employee deferral. Expense for the years ended December 31, 2001 and 2000 was approximately $98,000 and $70,000, respectively.

Note 12. Estimated Fair Values of Financial Instruments

FASB No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, are not necessarily indicative of the amounts that the Company could realize in a current market exchange. SFAS No. 107 excludes all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and due from banks: The carrying amount approximates fair value.

   Federal funds sold and other short term investments: The carrying amount approximates fair value.

   Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable financial instruments.

   Federal Home Loan Bank stock: The fair value of this untraded stock is estimated at its carrying value and redemption price of $100 per share.

   Loans: Fair values of loans are estimated using discounted cash flow analyses based on interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
   Deposits: The carrying amounts for demand and savings deposits, which represents the amount payable on demand, approximates their fair values. Fair values for fixed-rate and variable-rate certificates of deposit are estimated using discounted cash flow analyses based on interest rates currently being offered on certificates with similar terms.

   Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable approximate their carrying amounts.

   Federal funds purchased and securities sold under agreements to repurchase and other borrowings: The carrying amount of federal funds purchased and securities sold under agreements to repurchase and certain other borrowings approximate their fair values. Fair values of FHLB term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

   Commitments to extend credit and standby letters of credit: The approximate fair values of commitments and standby letters of credit are considered equal to their notional values, based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and credit worthiness of the counterparties.

   The approximate carrying amounts and fair values are as follows as of December 31, 2001 and 2000:

                                                       2001                          2000
                                             -----------------------------------------------------------
                                             Carrying       Approximate     Carrying     Approximate
                                              Amount         Fair Value      Amount       Fair Value
                                             -----------------------------------------------------------
Financial assets:
  Cash and due from banks ................   $ 34,461,000   $ 34,461,000   $ 23,562,000   $ 23,562,000
  Federal funds sold and other short-
    term investments .....................     93,989,000     93,989,000      2,949,000      2,949,000
  Securities available for sale ..........     32,960,000     32,960,000    209,303,000    209,303,000
  Securities held to maturity ............    153,384,000    153,892,000     71,937,000     72,024,000
  Federal Home Loan Bank stock ...........      3,130,000      3,130,000     11,132,000     11,132,000
  Loans, net .............................    489,158,000    494,200,000    495,884,000    493,178,000
  Accrued interest receivable ............      5,103,000      5,103,000      8,262,000      8,262,000
Financial liabilities:
  Deposits ...............................    571,730,000    574,220,000    547,283,000    547,277,000
  Federal funds purchased and
    securities sold under agreements
    to repurchase ........................    107,832,000    107,832,000    154,117,000    154,117,000
  Other short-term borrowings ............      6,000,000      6,000,000      3,612,000      3,612,000
  Accrued interest payable ...............      1,660,000      1,660,000      3,139,000      3,139,000
  Long-term borrowings ...................     48,000,000     47,181,000     48,000,000     49,198,000
Off-balance-sheet financial instruments:
  Commitments to extend credit ...........             --             --             --             --
  Standby letters of credit ..............             --             --             --             --

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 13. West Bancorporation Inc. (Parent Company Only) Condensed Financial Statements

                   STATEMENTS OF FINANCIAL CONDITION
                       December 31, 2001 and 2000

                                                      2001          2000
                                                 --------------------------
ASSETS

Cash                                             $    70,177   $     93,787
Investment in West Des Moines State Bank          78,932,712     70,748,422
Other assets                                           9,372          3,135
                                                 --------------------------
       Total assets                              $79,012,261    $70,845,344
                                                 ===========================
LIABILITIES AND EQUITY

LIABILITIES                                      $        -    $         -
                                                 --------------------------
EQUITY
  Common stock                                     3,000,000      3,000,000
  Additional paid-in capital                      32,000,000     32,000,000
  Retained earnings                               43,374,281     37,274,004
  Accumulated other comprehensive income (loss)      637,980     (1,428,660)
                                                 --------------------------

        Total equity                              79,012,261     70,845,344
                                                 --------------------------

        Total liabilities and equity             $79,012,261    $70,845,344
                                                 ==========================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                              STATEMENTS OF INCOME
                    Years Ended December 31, 2001, 2000, 1999

                                           2001        2000        1999
                                      --------------------------------------
Operating income:
  Equity in net income of subsidiary  $ 15,753,812  $14,422,235  $15,001,489
  Interest income                            1,806        2,792        3,992
                                      --------------------------------------
                                        15,755,618   14,425,027   15,005,481
                                      --------------------------------------

Operating expenses:
  Salaries and employee benefits            15,537            -            -
  Other                                     12,997       11,710       77,456
                                      --------------------------------------
                                            28,534       11,710       77,456
                                      --------------------------------------
        Income before income taxes      15,727,084   14,413,317   14,928,025

Provision for income taxes                  (9,356)      (3,125)     (25,341)
                                      --------------------------------------

        Net income                    $ 15,736,440  $14,416,442  $14,953,366
                                      ======================================

WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  STATEMENTS OF CASH FLOWS
         Years Ended December 31, 2001, 2000 and 1999

                                                       2001           2000        1999
                                                  ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ....................................  $ 15,736,440   $ 14,416,442 $ 14,953,366
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Equity in net income of West Des Moines
  State Bank ....................................  (15,753,812)   (14,422,235) (15,001,489)
 Dividends received from West Des Moines
  State Bank ....................................    9,636,163      9,314,957    8,566,232
 Changes in other assets ........................       (6,238)        22,572       30,303
                                                   ---------------------------------------
         Net cash provided by
          operating activities ..................    9,612,553      9,331,736    8,548,412
                                                   ---------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
 Net decrease in loans ..........................           --             --       44,000
                                                   ---------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid .................................    (9,636,163)   (9,314.957)  (8,566,232)
                                                   ---------------------------------------

      Net increase (decrease) in cash ...........       (23,610)       16,779       26,180

CASH
 Beginning ......................................        93,787        77,008       50,828
                                                   ---------------------------------------
 Ending .........................................  $     70,177  $     93,787 $     77,008
                                                   =======================================


WEST BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14. Selected Quarterly Financial Data (Unaudited)

                                                                    2001
                                                 ------------------------------------------------
Quarter ended ................................   March 31     June 30   September 30  December 31
                                                 ------------------------------------------------
                                                    (In thousands, except per share data)
Interest income ..............................   $15,016      $14,060      $13,428       $12,110
Interest expense .............................     8,126        6,753        5,749         4,324
                                                 -----------------------------------------------
Net interest income ..........................     6,890        7,307        7,679         7,786
Provision for loan losses ....................       193          270          300           300
                                                 -----------------------------------------------
Net interest income after provision for
loan losses ..................................     6,697        7,037        7,379         7,486
Noninterest income ...........................     1,377        1,640        1,615         1,682
Noninterest expense ..........................     2,644        2,665        2,714         2,457
                                                 -----------------------------------------------
Income before income taxes ...................     5,430        6,012        6,280         6,711
Income taxes .................................     1,933        2,142        2,233         2,389
                                                 -----------------------------------------------
Net income ...................................   $ 3,497      $ 3,870      $ 4,047       $ 4,322
                                                 ===============================================
Net income per common share - basic ..........   $  0.22      $  0.24      $  0.25       $  0.27
                                                 ===============================================


                                                                    2000
                                                 -----------------------------------------------
Quarter ended .................................  March 31     June 30   September 30 December 31
                                                 -----------------------------------------------
                                                    (In thousands, except per share data)
Interest income ...............................  $14,467      $15,212      $15,659       $15,861
Interest expense ..............................    7,295        8,245        9,018         9,081
                                                 -----------------------------------------------
Net interest income ...........................    7,172        6,967        6,641         6,780
Provision for loan losses .....................       85           90           90           925
                                                 -----------------------------------------------
Net interest income after provision for-
loan losses ...................................    7,087        6,877        6,551         5,855
Noninterest income ............................    1,234        1,507        1,428         1,509
Noninterest expense ...........................    2,570        2,444        2,445         2,137
                                                  ----------------------------------------------
Income before income taxes ....................    5,751        5,940        5,534         5,227
Income taxes ..................................    2,068        2,137        1,972         1,859
                                                 -----------------------------------------------
Net income ....................................  $ 3,683      $ 3,803      $ 3,562       $ 3,368
                                                 ===============================================

Net income per common share - basic ...........  $  0.23      $  0.24      $  0.22       $  0.21
                                                 ===============================================